UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Report on Form 6-K dated April 24, 2025

(Commission File No. 1-13202)

Nokia Corporation

Karakaari 7

FI-02610 Espoo

Finland

(Translation of the registrant’s name into English and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Enclosures:

•	Nokia Corporation Interim Report for Q1 2025

•	Interim Report for Q1 2025

STOCK EXCHANGE RELEASE 24 April 2025

Nokia Corporation

Interim report

24 April 2025 at 08:00 EEST

Nokia Corporation Interim Report for Q1 2025

Network Infrastructure delivers strong net sales growth to start 2025

•	Infinera acquisition completed during Q1, increasing Nokia's scale in Optical Networks and with hyperscalers. Integration underway with many portfolio decisions already taken. Positive momentum with customers, with Q1 seeing strong order intake for Infinera driven by growth in hyperscalers.

•	Q1 net sales declined 3% y-o-y on a constant currency and portfolio basis (-1% reported) due to a challenging prior year comparison in Nokia Technologies. Network Infrastructure grew 11% on a constant currency and portfolio basis while Cloud and Network Services grew 8%. Mobile Networks grew 2%.

•	Comparable gross margin in Q1 decreased 820bps y-o-y to 42.3% (reported decreased 820bps to 41.5%), half of which is related to lower net sales in Nokia Technologies. It was also impacted by a contract settlement charge with net impact of EUR 120 million in Mobile Networks.

•	Q1 comparable operating margin decreased 990bps y-o-y to 3.6% (reported up 1 020bps to -1.1%), mainly due to lower gross margin and increased operating expenses resulting from targeted investments for long-term growth.

•	Q1 comparable diluted EPS for the period of EUR 0.03; reported diluted EPS for the period of EUR -0.01.

•	Q1 free cash flow of EUR 0.7 billion, net cash balance of EUR 3.0 billion.

•	Full year 2025 outlook unchanged with comparable operating profit of between EUR 1.9 billion and 2.4 billion and free cash flow conversion from comparable operating profit of between 50% and 80%.

This is a summary of the Nokia Corporation Interim Report for Q1 2025 published today. Nokia only publishes a summary of its financial reports in stock exchange releases. The summary focuses on Nokia Group's financial information as well as on Nokia's outlook. The detailed, segment-level discussion will be available in the complete financial report hosted at www.nokia.com/financials. A video interview summarizing the key points of our Q1 results will also be published on the website. Investors should not solely rely on summaries of Nokia's financial reports and should also review the complete reports with tables.

JUSTIN HOTARD, PRESIDENT AND CEO, ON Q1 2025 RESULTS

In the following quote, net sales growth rates are on a constant currency and portfolio basis.

Since joining Nokia as President and CEO three weeks ago, I’ve had great engagements with some of our customers, partners and employees. I see great potential for Nokia, and my early focus is on capital allocation to ensure we both drive efficiency and invest sufficiently in the right growth segments for long-term value creation. I am impressed with our core technology base across our portfolio including in RAN and core as well as in IP, Optical and Fiber technologies. In speaking with customers, it is clear we play a critical role as a trusted partner operating their mobile and fixed networks and have the potential to expand our presence in hyperscale, enterprise and defense markets. Spending the time with our employees I've been excited by their innovative spirit, energy and drive to unlock Nokia's full potential.

STOCK EXCHANGE RELEASE 24 April 2025

Our first quarter financial performance saw a net sales decline of 3%. However, excluding the catch-up element of licensing deals signed in the prior year, sales grew 7%. Our operating margin declined year-on-year due to the challenging prior year comparison in Nokia Technologies and a one-time charge in Mobile Networks, while profitability improved in both Network Infrastructure and Cloud and Network Services.

Network Infrastructure net sales grew 11% with all units contributing to growth and its backlog increased. The highlight of the first quarter was the completion of the Infinera acquisition. Our expanded Optical Networks business had a strong first quarter with 15% net sales growth along with several important design wins, particularly with hyperscalers. We have initiated the integration of Infinera and made many important roadmap decisions which we communicated to customers in early April. We are on track to deliver our synergy targets and I believe this acquisition has significant value creation potential for Nokia.

In Mobile Networks we continue to see positive signs of stabilization with further wins in addition to those we discussed last quarter. Today we have announced an important contract extension with T-Mobile US. Regarding our financial performance, net sales grew 2% but profitability was impacted by an unexpected one-time contract settlement with a net impact of EUR 120 million. The settlement related to a project for a single customer that started shipping in 2019 and the settlement fully resolves the situation.

Cloud and Network Services delivered net sales growth of 8% and we continue to see strong demand in the market for our 5G Core offers with additional footprint won at AT&T, Boost Mobile, Ooredoo Qatar and Telefónica. Nokia Technologies continued its execution with further deals signed in the quarter that increased the contracted annual net sales run-rate to approximately EUR 1.4 billion.

Looking forward, we are not immune to the rapidly evolving global trade landscape however based on early customer feedback, I believe our markets should prove to be relatively resilient. In 2025, we continue to expect strong net sales growth in Network Infrastructure, growth in Cloud and Network Services and largely stable net sales for Mobile Networks. In Nokia Technologies we expect approximately EUR 1.1 billion of operating profit.

Regarding the tariff situation, there could be some short-term disruption. We will continue to utilize the flexibility of our global manufacturing network to minimize impact of the evolving tariff landscape. Based on what we see today, we currently expect a EUR 20 to 30 million impact to our comparable operating profit in the second quarter from the current tariffs. Given the lack of visibility, we have not taken an assumption related to tariffs in the second half of 2025.

In terms of our outlook for the financial year 2025, we will continue to focus on investing in future growth opportunities and we now have an unexpected charge impacting Mobile Networks. Considering these factors, while achieving the top-end of the range will now be more challenging, our comparable operating profit guidance remains between EUR 1.9 and 2.4 billion. Our free cash flow guidance remains between 50% and 80% of comparable operating profit.

STOCK EXCHANGE RELEASE 24 April 2025

In the coming months I will continue to listen and learn from customers, employees, shareholders and other stakeholders. I will provide an update with our Q2 results and I look forward to presenting our complete value creation vision for Nokia at our capital markets day which we now expect to hold in November.

Justin Hotard

President and CEO

FINANCIAL RESULTS

EUR million (except for EPS in EUR)	Q1'25	Q1'24	YoY change
Reported results
Net sales	4 390	4 444	(1)%
Gross margin %	41.5%	49.7%	(820	)bps
Research and development expenses	(1 145)	(1 125)	2%
Selling, general and administrative expenses	(728)	(693)	5%
Operating (loss)/profit	(48)	405	(112)%
Operating margin %	(1.1)%	9.1%	(1 020)	bps
(Loss)/profit from continuing operations	(60)	451
Profit/(loss) from discontinued operations	—	(13)
(Loss)/profit for the period	(60)	438
EPS for the period, diluted	(0.01)	0.08
Net cash and interest-bearing financial investments	2 988	5 137	(42)%
Comparable results
Net sales	4 390	4 444	(1)%
Constant currency and portfolio YoY change(1)			(3)%
Gross margin %	42.3%	50.5%	(820	)bps
Research and development expenses	(1 115)	(1 076)	4%
Selling, general and administrative expenses	(587)	(584)	1%
Operating profit	156	600	(74)%
Operating margin %	3.6%	13.5%	(990	)bps
Profit for the period	153	512	(70)%
EPS for the period, diluted	0.03	0.09	(67)%

Business group results	Network Infrastructure		Mobile Networks		Cloud and Network Services		Nokia Technologies		Group Common and Other
EUR million	Q1'25	Q1'24	Q1'25	Q1'24	Q1'25	Q1'24	Q1'25	Q1'24	Q1'25	Q1'24
Net sales	1 722	1 439	1 729	1 682	567	546	369	757	4	23
YoY change	20%		3%		4%		(51)%		(83)%
Constant currency and portfolio YoY change(1)	11%		2%		8%		(52)%		(83)%
Gross margin %	40.6%	40.8%	30.9%	40.9%	45.9%	39.4%	100.0%	100.0%
Operating profit/(loss)	135	85	(152)	(32)	14	(37)	259	658	(99)	(75)
Operating margin %	7.8%	5.9%	(8.8)%	(1.9)%	2.5%	(6.8)%	70.2%	86.9%

(1) This metric provides additional information on the growth of the business and adjusts for both currency impacts and portfolio changes. The full definition is provided in the Alternative performance measures section in Nokia Corporation Interim Report for Q1 2025.

STOCK EXCHANGE RELEASE 24 April 2025

SHAREHOLDER DISTRIBUTION

Dividend

The Board of Directors proposes that the Annual General Meeting 2025 to be held on 29 April 2025 authorizes the Board to resolve on the distribution of an aggregate maximum of EUR 0.14 per share to be paid in respect of the financial year 2024. The authorization would be used to distribute dividend and/or assets from the reserve for invested unrestricted equity in four installments during the authorization period unless the Board decides otherwise for a justified reason. Subject to approval by the Annual General Meeting, the Board is expected to resolve on the amount and timing of each distribution so that the preliminary record and payment dates will be as set out in the Board’s proposal to the Annual General Meeting. Accordingly, the first expected record date would be 5 May 2025 and the expected payment date would be 12 May 2025. The actual dividend payment date outside Finland will be determined by the practices of the intermediary banks transferring the dividend payments.

Share buyback program

On 27 June 2024, Nokia announced its intention to acquire Infinera in a transaction that valued Infinera at US$1.7 billion equity value with up to 30% of the consideration to be paid in Nokia American depositary shares, depending on the elections of Infinera shareholders. To offset the dilution from the transaction to Nokia shareholders, on 22 November 2024 Nokia announced a share buyback program targeting to repurchase 150 million shares. This share buyback program was completed on 2 April 2025. Under this program, Nokia repurchased 150 million of its own shares at an average price per share of approximately EUR 4.69. The repurchases reduced the company’s unrestricted equity by approximately EUR 703 million and the repurchased shares were cancelled on 23 April 2025.

OUTLOOK

The outlook provided below reflects the acquisition of Infinera.

Full Year 2025
Comparable operating profit(1)	EUR 1.9 billion to EUR 2.4 billion
Free cash flow(1)	50% to 80% conversion from comparable operating profit

1Please refer to Alternative performance measures section in Nokia Corporation Interim Report for Q1 2025 for a full explanation of how these terms are defined.

The outlook and all of the underlying outlook assumptions described below are forward-looking statements subject to a number of risks and uncertainties as described or referred to in the Risk Factors section later in this report.

Along with Nokia's official outlook targets provided above, Nokia provides the below additional assumptions that support the group level financial outlook.

	Full year 2025	Comment
Group Common and Other operating expenses	approximately EUR 400 million
Comparable financial income and expenses	Positive EUR 50 to 150 million
Comparable income tax rate	~25%
Cash outflows related to income taxes	EUR 500 million (update)	Mainly reflecting evolving regional mix and the inclusion of Infinera
Capital Expenditures	EUR 650 million (update)	Reflecting the inclusion of Infinera
Recurring gross cost savings	EUR 400 million	Related to ongoing cost savings program and not including Infinera-related synergies
Restructuring and associated charges related to cost savings programs	EUR 250 million	Related to ongoing cost savings program and not including Infinera-related synergies
Restructuring and associated cash outflows	EUR 400 million	Related to ongoing cost savings program and not including Infinera-related synergies

STOCK EXCHANGE RELEASE 24 April 2025

ADDITIONAL TOPICS

Completion of Infinera acquisition

On 28 February 2025, Nokia announced the completion of the acquisition of Infinera Corporation, pursuant to the definitive agreement announced on 27 June 2024. Infinera, the San Jose based global supplier of innovative open optical networking solutions and advanced optical semiconductors, has become part of the Nokia group effective as of the closing with Nokia holding 100% of its equity and voting rights. The total purchase consideration was EUR 2.5 billion, consisting of cash proceeds, Nokia shares in the form of American Depositary Shares, the fair value of the portion of Infinera’s performance and restricted shares attributable to pre-combination services that were replaced with Nokia’s share-based payment awards and the fair value of Infinera’s convertible senior notes in line with relevant bond indentures. For more information regarding the acquisition, refer to Note 3. Acquisitions in Nokia Corporation Interim Report for Q1 2025.

"Constant currency and portfolio net sales growth" alternative performance metric

In Q1 2025, Nokia has introduced a new alternative performance metric (APM), "constant currency and portfolio net sales growth”. Constant currency and portfolio net sales growth is presented on a constant currency basis and also assumes certain specific acquisitions had already been owned during both periods and as if disposals had already occurred in both comparison periods. This has been added to mainly consider the acquisition of Infinera and is an evolution of the constant currency APM that had been previously used.

RISK FACTORS

Nokia and its businesses are exposed to a number of risks and uncertainties which include but are not limited to:

•	Competitive intensity, which is expected to continue at a high level as some competitors seek to take share;

•	Changes in customer network investments related to their ability to monetize the network;

•	Our ability to ensure competitiveness of our product roadmaps and costs through additional R&D investments;

•	Our ability to procure certain standard components and the costs thereof, such as semiconductors;

•	Disturbance in the global supply chain;

•	Impact of inflation, increased global macro-uncertainty, major currency fluctuations, changes in tariffs and higher interest rates;

•	Potential economic impact and disruption of global pandemics;

•	War or other geopolitical conflicts, disruptions and potential costs thereof;

•	Other macroeconomic, industry and competitive developments;

•	Timing and value of new, renewed and existing patent licensing agreements with licensees;

•	Results in brand and technology licensing; costs to protect and enforce our intellectual property rights; on-going litigation with respect to licensing and regulatory landscape for patent licensing;

•	The outcomes of on-going and potential disputes and litigation;

•	Our ability to execute, complete, successfully integrate and realize the expected benefits from transactions;

•	Timing of completions and acceptances of certain projects;

STOCK EXCHANGE RELEASE 24 April 2025

•	Our product and regional mix;

•	Uncertainty in forecasting income tax expenses and cash outflows, over the long-term, as they are also subject to possible changes due to business mix, the timing of patent licensing cash flow and changes in tax legislation, including potential tax reforms in various countries and OECD initiatives;

•	Our ability to utilize our Finnish deferred tax assets and their recognition on our balance sheet;

•	Our ability to meet our sustainability and other ESG targets, including our targets relating to greenhouse gas emissions;

as well the risk factors specified under Forward-looking statements of this release, and our 2024 annual report on Form 20-F published on 13 March 2025 under Operating and financial review and prospects-Risk factors.

FORWARD-LOOKING STATEMENTS

Certain statements herein that are not historical facts are forward-looking statements. These forward-looking statements reflect Nokia's current expectations and views of future developments and include statements regarding: A) expectations, plans, benefits or outlook related to our strategies, projects, programs, product launches, growth management, licenses, sustainability and other ESG targets, operational key performance indicators and decisions on market exits; B) expectations, plans or benefits related to future performance of our businesses (including the expected impact, timing and duration of potential global pandemics, geopolitical conflicts and the general or regional macroeconomic conditions on our businesses, our supply chain, the timing of market changes or turning points in demand and our customers’ businesses) and any future dividends and other distributions of profit; C) expectations and targets regarding financial performance and results of operations, including market share, prices, net sales, income, margins, cash flows, cost savings, the timing of receivables, operating expenses, provisions, impairments, tariffs, taxes, currency exchange rates, hedging, investment funds, inflation, product cost reductions, competitiveness, value creation, revenue generation in any specific region, and licensing income and payments; D) ability to execute, expectations, plans or benefits related to transactions, investments and changes in organizational structure and operating model; E) impact on revenue with respect to litigation/renewal discussions; and F) any statements preceded by or including "anticipate", “continue”, “believe”, “envisage”, “expect”, “aim”, “will”, “target”, “may”, “would”, “could“, "see", “plan”, “ensure” or similar expressions. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause our actual results to differ materially from such statements. These statements are based on management’s best assumptions and beliefs in light of the information currently available to them. These forward-looking statements are only predictions based upon our current expectations and views of future events and developments and are subject to risks and uncertainties that are difficult to predict because they relate to events and depend on circumstances that will occur in the future. Factors, including risks and uncertainties that could cause these differences, include those risks and uncertainties identified in the Risk Factors above.

ANALYST WEBCAST

•	Nokia's webcast will begin on 24 April 2025 at 11.30 a.m. Finnish time (EEST). The webcast will last approximately 60 minutes.

•	The webcast will be a presentation followed by a Q&A session. Presentation slides will be available for download at www.nokia.com/financials.

•	A link to the webcast will be available at www.nokia.com/financials.

•	Media representatives can listen in via the link, or alternatively call +1-412-317-5619.

STOCK EXCHANGE RELEASE 24 April 2025

FINANCIAL CALENDAR

•	Nokia's Annual General Meeting 2025 is planned to be held on 29 April 2025.

•	Nokia plans to publish its second quarter and half year 2025 results on 24 July 2025.

•	Nokia plans to publish its third quarter and January-September 2025 results on 23 October 2025.

About Nokia

At Nokia, we create technology that helps the world act together.

As a B2B technology innovation leader, we are pioneering networks that sense, think and act by leveraging our work across mobile, fixed and cloud networks. In addition, we create value with intellectual property and long-term research, led by the award-winning Nokia Bell Labs, which is celebrating 100 years of innovation.

With truly open architectures that seamlessly integrate into any ecosystem, our high-performance networks create new opportunities for monetization and scale. Service providers, enterprises and partners worldwide trust Nokia to deliver secure, reliable and sustainable networks today – and work with us to create the digital services and applications of the future.

Inquiries:

Nokia

Communications

Phone: +358 10 448 4900

Email: press.services@nokia.com

Maria Vaismaa, Global Head of External Communications

Nokia

Investor Relations

Phone: +358 931 580 507

Email: investor.relations@nokia.com

# Interim Report for Q1 2025

## Network Infrastructure delivers strong net sales growth to start 2025

- Infinera acquisition completed during Q1, increasing Nokia's scale in Optical Networks and with hyperscalers. Integration underway with many portfolio decisions already taken. Positive momentum with customers, with Q1 seeing strong order intake growth for Infinera driven by growth in hyperscalers.
- Q1 net sales declined 3% y-o-y on a constant currency and portfolio basis (-1% reported) due to a challenging prior year comparison in Nokia Technologies. Network Infrastructure grew 11% on a constant currency and portfolio basis while Cloud and Network Services grew 8%. Mobile Networks grew 2%.
- Comparable gross margin in Q1 decreased 820bps y-o-y to 42.3% (reported decreased 820bps to 41.5%), half of which is related to lower net sales in Nokia Technologies. It was also impacted by a contract settlement charge with a net impact of EUR 120 million in Mobile Networks.
- Q1 comparable operating margin decreased 990bps y-o-y to 3.6% (reported down 1 020bps to -1.1%), mainly due to lower gross margin and increased operating expenses resulting from targeted investments for long-term growth.
- Q1 comparable diluted EPS for the period of EUR 0.03; reported diluted EPS for the period of EUR -0.01.
- Q1 free cash flow of EUR 0.7 billion, net cash balance of EUR 3.0 billion.
- Full year 2025 outlook unchanged with comparable operating profit of between EUR 1.9 billion and 2.4 billion and free cash flow conversion from comparable operating profit of between 50% and 80%.

| EUR million (except for EPS in EUR) | Q1'25 | Q1'24 | YoY change |
|---|---|---|---|
| **Reported results** | | | |
| Net sales | 4 390 | 4 444 | (1)% |
| Gross margin % | 41.5% | 49.7% | (820)bps |
| Research and development expenses | (1 145) | (1 125) | 2% |
| Selling, general and administrative expenses | (728) | (693) | 5% |
| Operating (loss)/profit | (48) | 405 | (112)% |
| Operating margin % | (1.1)% | 9.1% | (1 020)bps |
| (Loss)/profit from continuing operations | (60) | 451 | |
| Profit/(loss) from discontinued operations | — | (13) | |
| (Loss)/profit for the period | (60) | 438 | |
| EPS for the period, diluted | (0.01) | 0.08 | |
| Net cash and interest-bearing financial investments | 2 988 | 5 137 | (42)% |
| **Comparable results** | | | |
| Net sales | 4 390 | 4 444 | (1)% |
| Constant currency and portfolio YoY change[1] | | | (3)% |
| Gross margin % | 42.3% | 50.5% | (820)bps |
| Research and development expenses | (1 115) | (1 076) | 4% |
| Selling, general and administrative expenses | (587) | (584) | 1% |
| Operating profit | 156 | 600 | (74)% |
| Operating margin % | 3.6% | 13.5% | (990)bps |
| Profit for the period | 153 | 512 | (70)% |
| EPS for the period, diluted | 0.03 | 0.09 | (67)% |

| | Network Infrastructure | | Mobile Networks | | Cloud and Network Services | | Nokia Technologies | | Group Common and Other | |
|---|---|---|---|---|---|---|---|---|---|---|
| EUR million | Q1'25 | Q1'24 | Q1'25 | Q1'24 | Q1'25 | Q1'24 | Q1'25 | Q1'24 | Q1'25 | Q1'24 |
| Net sales | 1 722 | 1 439 | 1 729 | 1 682 | 567 | 546 | 369 | 757 | 4 | 23 |
| YoY change | 20% | | 3% | | 4% | | (51)% | | (83)% | |
| Constant currency and portfolio YoY change[1] | 11% | | 2% | | 8% | | (52)% | | (83)% | |
| Gross margin % | 40.6% | 40.8% | 30.9% | 40.9% | 45.9% | 39.4% | 100.0% | 100.0% | | |
| Operating profit/(loss) | 135 | 85 | (152) | (32) | 14 | (37) | 259 | 658 | (99) | (75) |
| Operating margin % | 7.8% | 5.9% | (8.8)% | (1.9)% | 2.5% | (6.8)% | 70.2% | 86.9% | | |

(1) This metric provides additional information on the growth of the business and adjusts for both currency impacts and portfolio changes. The full definition is provided in the Alternative performance measures section in this report.

24 April 2025 1

CEO Commentary In the following quote, net sales growth rates are on a constant currency and portfolio basis. Since joining Nokia as President and CEO three weeks ago, I’ve had great engagements with some of our customers, partners and employees. I see great potential for Nokia, and my early focus is on capital allocation to ensure we both drive efficiency and invest sufficiently in the right growth segments for long-term value creation. I am impressed with our core technology base across our portfolio including in RAN and core as well as in IP, Optical and Fiber technologies. In speaking with customers, it is clear we play a critical role as a trusted partner operating their mobile and fixed networks and have the potential to expand our presence in hyperscale, enterprise and defense markets. Spending the time with our employees I've been excited by their innovative spirit, energy and drive to unlock Nokia's full potential. Our first quarter financial performance saw a net sales decline of 3%. However, excluding the catch-up element of licensing deals signed in the prior year, sales grew 7%. Our operating margin declined year-on-year due to the challenging prior year comparison in Nokia Technologies and a one-time charge in Mobile Networks, while profitability improved in both Network Infrastructure and Cloud and Network Services. Network Infrastructure net sales grew 11% with all units contributing to growth and its backlog increased. The highlight of the first quarter was the completion of the Infinera acquisition. Our expanded Optical Networks business had a strong first quarter with 15% net sales growth along with several important design wins, particularly with hyperscalers. We have initiated the integration of Infinera and made many important roadmap decisions which we communicated to customers in early April. We are on track to deliver our synergy targets and I believe this acquisition has significant value creation potential for Nokia. In Mobile Networks we continue to see positive signs of stabilization with further wins in addition to those we discussed last quarter. Today we have announced an important contract extension with T-Mobile US. Regarding our financial performance, net sales grew 2% but profitability was impacted by an unexpected one-time contract settlement with a net impact of EUR 120 million. The settlement related to a project for a single customer that started shipping in 2019 and the settlement fully resolves the situation. Cloud and Network Services delivered net sales growth of 8% and we continue to see strong demand in the market for our 5G Core offers with additional footprint won at AT&T, Boost Mobile, Ooredoo Qatar and Telefónica. Nokia Technologies continued its execution with further deals signed in the quarter that increased the contracted annual net sales run-rate to approximately EUR 1.4 billion. Looking forward, we are not immune to the rapidly evolving global trade landscape however based on early customer feedback, I believe our markets should prove to be relatively resilient. In 2025, we continue to expect strong net sales growth in Network Infrastructure, growth in Cloud and Network Services and largely stable net sales for Mobile Networks. In Nokia Technologies we expect approximately EUR 1.1 billion of operating profit. Regarding the tariff situation, there could be some short-term disruption. We will continue to utilize the flexibility of our global manufacturing network to minimize impact of the evolving tariff landscape. Based on what we see today, we currently expect a EUR 20 to 30 million impact to our comparable operating profit in the second quarter from the current tariffs. Given the lack of visibility, we have not taken an assumption related to tariffs in the second half of 2025. In terms of our outlook for the financial year 2025, we will continue to focus on investing in future growth opportunities and we now have an unexpected charge impacting Mobile Networks. Considering these factors, while achieving the top-end of the range will now be more challenging, our comparable operating profit guidance remains between EUR 1.9 and 2.4 billion. Our free cash flow guidance remains between 50% and 80% of comparable operating profit. In the coming months I will continue to listen and learn from customers, employees, shareholders and other stakeholders. I will provide an update with our Q2 results and I look forward to presenting our complete value creation vision for Nokia at our capital markets day which we now expect to hold in November. Justin Hotard President and CEO 24 April 2025 2

# Outlook

The outlook provided below reflects the acquisition of Infinera.

| | Full Year 2025 |
|---|---|
| Comparable operating profit[(1)] | EUR 1.9 billion to EUR 2.4 billion |
| Free cash flow[(1)] | 50% to 80% conversion from comparable operating profit |

(1) Please refer to Alternative performance measures section in this report for a full explanation of how these terms are defined.

The outlook and all of the underlying outlook assumptions described below are forward-looking statements subject to a number of risks and uncertainties as described or referred to in the Risk Factors section later in this report.

Along with Nokia's official outlook targets provided above, Nokia provides the below additional assumptions that support the group level financial outlook.

| | Full year 2025 | Comment |
|---|---|---|
| Group Common and Other operating expenses | approximately EUR 400 million | |
| Comparable financial income and expenses | Positive EUR 50 to 150 million | |
| Comparable income tax rate | ~25% | |
| Cash outflows related to income taxes | EUR 500 million (update) | Mainly reflecting evolving regional mix and the inclusion of Infinera |
| Capital Expenditures | EUR 650 million (update) | Reflecting the inclusion of Infinera |
| Recurring gross cost savings | EUR 400 million | Related to ongoing cost savings program and not including Infinera-related synergies |
| Restructuring and associated charges related to cost savings programs | EUR 250 million | Related to ongoing cost savings program and not including Infinera-related synergies |
| Restructuring and associated cash outflows | EUR 400 million | Related to ongoing cost savings program and not including Infinera-related synergies |

# Shareholder distribution

## Dividend

The Board of Directors proposes that the Annual General Meeting 2025 to be held on 29 April 2025 authorizes the Board to resolve on the distribution of an aggregate maximum of EUR 0.14 per share to be paid in respect of the financial year 2024. The authorization would be used to distribute dividend and/or assets from the reserve for invested unrestricted equity in four installments during the authorization period unless the Board decides otherwise for a justified reason. Subject to approval by the Annual General Meeting, the Board is expected to resolve on the amount and timing of each distribution so that the preliminary record and payment dates will be as set out in the Board's proposal to the Annual General Meeting. Accordingly, the first expected record date would be 5 May 2025 and the expected payment date would be 12 May 2025. The actual dividend payment date outside Finland will be determined by the practices of the intermediary banks transferring the dividend payments.

## Share buyback program

On 27 June 2024, Nokia announced its intention to acquire Infinera in a transaction that valued Infinera at US$1.7 billion equity value with up to 30% of the consideration to be paid in Nokia American depositary shares, depending on the elections of Infinera shareholders. To offset the dilution from the transaction to Nokia shareholders, on 22 November 2024 Nokia announced a share buyback program targeting to repurchase 150 million shares. This share buyback program was completed on 2 April 2025. Under this program, Nokia repurchased 150 million of its own shares at an average price per share of approximately EUR 4.69. The repurchases reduced the company's unrestricted equity by approximately EUR 703 million and the repurchased shares were cancelled on 23 April 2025.

24 April 2025 3

Financial Results Q1 2025 compared to Q1 2024 Net sales In Q1 2025, reported net sales decreased 1% and were positively impacted by foreign exchange rate fluctuations along with the following drivers. On a constant currency and portfolio basis, Nokia's net sales decreased 3% as Nokia Technologies declined, partially offset by growth in Network Infrastructure, Mobile Networks and Cloud and Network Services. Nokia Technologies net sales declined 52% mainly related to more than EUR 400 million catch-up net sales recognized in the year-ago-quarter, partially offset by agreements signed during the last 12 months and catch-up net sales related to agreements signed in Q1 2025. Network Infrastructure grew 11%, with growth in all business units. Cloud and Network Services grew 8%, reflecting strength in Core Networks. The 2% increase in Mobile Networks reflected growth in Americas, and to a lesser extent APAC, while EMEA declined. Gross margin Reported gross margin decreased 820 basis points to 41.5% in Q1 2025 and comparable gross margin decreased 820 basis points to 42.3%. The decline was attributable to lower net sales in Nokia Technologies along with lower gross margin in Mobile Networks. The Mobile Networks gross margin decline was driven by a one-time contract settlement with a net impact of EUR 120 million in the quarter, and related to a customer specific project that started in 2019. Operating profit/loss and margin Reported operating loss in Q1 2025 was EUR 48 million, or negative 1.1% of net sales, down from positive 9.1% in the year-ago quarter. Comparable operating profit decreased 74% to EUR 156 million, while comparable operating margin was 3.6%, down from 13.5% in the year-ago quarter. The decrease was driven by lower gross profit and higher operating expenses, resulting from targeted investments for long-term growth. Other operating income also declined mainly reflecting higher losses related to Nokia's venture fund investments. Nokia's venture fund investments generated a loss of approximately EUR 30 million in Q1 2025, impacted by unfavorable foreign exchange rate fluctuations, compared to no impact in Q1 2024. The impact of hedging in Q1 2025 was negative EUR 6 million, compared to a positive impact of EUR 15 million in Q1 2024. In Q1 2025, the difference between reported and comparable operating profit was primarily driven by the amortization of acquired intangible assets of EUR 97 million, EUR 64 million of restructuring and associated charges, EUR 23 million of transaction and related costs associated with the Infinera acquisition and EUR 19 million related to the release of acquisition-related fair value adjustments to inventory. In Q1 2024, the difference between reported and comparable operating profit was primarily related to EUR 104 million of restructuring and associated charges, the amortization of acquired intangible assets of EUR 77 million and the impairment and write-off of assets of EUR 14 million. Profit/loss from continuing operations Reported loss from continuing operations in Q1 2025 was EUR 60 million, compared to a profit of EUR 451 million in Q1 2024. Comparable profit from continuing operations in Q1 2025 was EUR 153 million, compared to EUR 512 million in Q1 2024. The decrease in comparable profit from continuing operations was driven by the decline in comparable operating profit, which was somewhat offset by a decrease in income tax expenses and a net positive movement in financial income and expense. Apart from the items affecting comparability included in operating profit (and their associated tax effects), the difference between reported and comparable profit from continuing operations in Q1 2025 was mainly due to the change in fair value of Infinera convertible notes of negative EUR 29 million, the fair value reduction of current equity investments in Vodafone Idea of negative EUR 13 million, as well as the change in financial liability to acquire non-controlling interest in Nokia Shanghai Bell of negative EUR 7 million. In Q1 2024, the difference between reported and comparable profit from continuing operations was mainly due to a positive EUR 83 million change in the recognition of deferred tax assets and a positive change in financial liability to acquire non-controlling interest in Nokia Shanghai Bell of EUR 10 million. Profit/loss from discontinued operations The accounting for Submarine Networks was moved into discontinued operations in Q2 2024. There was no reported profit/loss from discontinued operations in Q1 2025, compared to a loss of EUR 13 million in Q1 2024, which was mainly related to Submarine Networks. Earnings per share Reported diluted EPS from continuing operations was negative EUR 0.01 in Q1 2025, compared to EUR 0.08 in Q1 2024. Comparable diluted EPS from continuing operations was EUR 0.03 in Q1 2025, compared to EUR 0.09 in Q1 2024. Reported diluted EPS from discontinued operations was EUR 0.00 in both Q1 2025 and Q1 2024. Reported diluted EPS was negative EUR 0.01 in Q1 2025, compared to EUR 0.08 in Q1 2024. Comparable diluted EPS was EUR 0.03 in Q1 2025 compared to EUR 0.09 in Q1 2024. Cash performance During Q1 2025, net cash decreased by EUR 1 866 million, resulting in an end-of-quarter net cash balance of EUR 2 988 million. Total cash decreased by EUR 1 584 million sequentially to EUR 7 157 million. The declines in both net cash and total cash were primarily related to the acquisition of Infinera offsetting free cash flow generation in the quarter. Free cash flow was positive EUR 721 million in Q1 2025. Additional topics Completion of Infinera acquisition On 28 February 2025, Nokia announced the completion of the acquisition of Infinera Corporation, pursuant to the definitive agreement announced on 27 June 2024. Infinera, the San Jose based global supplier of innovative open optical networking solutions and advanced optical semiconductors, has become part of the Nokia group effective as of the closing with Nokia holding 100% of its equity and voting rights. The total purchase consideration was EUR 2.5 billion, consisting of cash proceeds, Nokia shares in the form of American Depositary Shares, the fair value of the portion of Infinera’s performance and restricted shares attributable to pre-combination services that were replaced with Nokia’s share-based payment awards and the fair value of Infinera’s convertible senior notes in line with relevant bond indentures. For more information regarding the acquisition, refer to Note 3. Acquisitions. "Constant currency and portfolio net sales growth" alternative performance metric In Q1 2025, Nokia has introduced a new alternative performance metric (APM), "constant currency and portfolio net sales growth". Constant currency and portfolio net sales growth is presented on a constant currency basis and also assumes certain specific acquisitions had already been owned during both periods and as if disposals had already occurred in both comparison periods. This has been added to mainly consider the acquisition of Infinera and is an evolution of the constant currency APM that had been previously used. 24 April 2025 4

# Segment Details

## Network Infrastructure

| EUR million | Q1'25 | Q1'24 | YoY change | Constant currency and portfolio YoY change |
|---|---|---|---|---|
| Net sales | 1 722 | 1 439 | 20% | 11% |
| IP Networks | 646 | 596 | 8% | 7% |
| Optical Networks | 525 | 345 | 52% | 15% |
| Fixed Networks | 551 | 498 | 11% | 9% |
| Gross profit | 699 | 587 | 19% | |
| Gross margin % | 40.6% | 40.8% | (20)bps | |
| Operating profit | 135 | 85 | 59% | |
| Operating margin % | 7.8% | 5.9% | 190bps | |
| Adjusted free cash flow | 222 | 105 | 111% | |
| Continuing operations | 222 | 91 | 144% | |
| Discontinued operations[1] | — | 14 | | |
| Net sales by region | | | | |
| Americas | 711 | 545 | 30% | 18% |
| APAC | 384 | 286 | 34% | 29% |
| EMEA | 627 | 608 | 3% | (5)% |

(1) Comprises Submarine Networks business which has been presented as discontinued operation beginning from the second quarter of 2024.

Network Infrastructure **net sales** increased 20% on a reported basis and 11% on a constant currency and portfolio basis, with growth from all business units. The momentum seen in the second half of 2024 continued in the first quarter of 2025. During the quarter, the acquisition of Infinera was closed on 28 February and it is now included in the Optical Networks business. This added EUR 143 million of net sales to Optical Networks for the month of March.

**IP Networks** net sales increased 7% on a constant currency basis, led by double-digit growth in both enterprise and hyperscale customers, as well as growth with CSP customers. On a regional basis, the Americas grew strongly, driven by North America, while APAC saw strength in India, Japan and many other countries, offsetting a decline in Greater China.

**Optical Networks** net sales grew 15% on a constant currency and portfolio basis, as demand trends continued to improve. The growth reflected particular strength in North America. The recovery of the optical market continued in Q1 2025, and Optical Networks has seen continued success in the hyperscale market which drove both sales growth and significant order intake growth in the quarter, in addition to broad-based growth across CSPs.

**Fixed Networks** grew strongly in the quarter, with net sales increasing 9% on a constant currency basis. This was mainly driven by a strong performance in APAC, where India grew significantly versus the year-ago quarter related to fixed wireless access deployments. North America within the Americas also grew from continued investment in consumer premises devices and fiber, while the EMEA region declined.

**Gross profit** improved year-on-year, primarily driven by higher net sales and the inclusion of Infinera. **Gross margin** was stable year-on-year.

**Operating profit** increased year-on-year, reflecting higher gross profit, partially offset by higher operating expenses related to selected investments to drive future growth opportunities.

The consolidation of Infinera for the month of March had a positive EUR 6 million impact on Network Infrastructure operating profit in the quarter. If Nokia had consolidated the business for the entire quarter (i.e. also January and February), Infinera would have had a negative EUR 20 million impact on Network Infrastructure in the first quarter.

**Adjusted free cash flow** in the first quarter was EUR 222 million, mainly reflecting inflows from net working capital, related to a decrease in receivables.

24 April 2025 5

## Mobile Networks

| EUR million | Q1'25 | Q1'24 | YoY change | Constant currency YoY change |
|---|---|---|---|---|
| Net sales | **1 729** | 1 682 | 3% | 2% |
| Gross profit | **535** | 688 | (22)% | |
| Gross margin % | **30.9%** | 40.9% | (1 000)bps | |
| Operating loss | **(152)** | (32) | 375% | |
| Operating margin % | **(8.8)%** | (1.9%) | (690)bps | |
| Adjusted free cash flow | **354** | 706 | (50)% | |
| Net sales by region | | | | |
| Americas | **534** | 425 | 26% | 24% |
| APAC | **547** | 540 | 1% | 1% |
| EMEA | **648** | 718 | (10)% | (10)% |

Mobile Networks **net sales** increased 3% on a reported basis and 2% on a constant currency basis.

The net sales growth was primarily driven by the Americas, and to a lesser extent APAC, while EMEA declined. Within the Americas, North America grew at a double-digit rate mainly as a result of low levels of investment in the year-ago quarter, while Latin America declined. Within APAC, net sales in India returned to growth, while rest of APAC and Greater China declined. In EMEA, both Europe and Middle East and Africa declined.

Both **gross profit** and **gross margin** declined compared to the year-ago quarter. While the year-ago gross margin benefited from exceptionally low indirect cost of sales, the 1 000bps decline in gross margin was mostly attributable to a one-time contract settlement with a net impact of EUR 120 million realized in the quarter. This charge relates to a customer specific project that started in 2019. The settlement fully resolves the situation. Nokia continues to focus on several initiatives to improve its gross margin in Mobile Networks despite operating in what remains a highly competitive market.

**Operating loss** and **operating margin** were lower year-on-year in Q1 2025, mainly reflecting the one-time charge impacting gross profit. Additionally, operating expenses declined year-on-year while other operating income increased, reflecting a reversal of loss allowances on certain trade receivables.

**Adjusted free cash flow** in the first quarter was positive EUR 354 million mainly reflecting inflows from net working capital, related to a decrease in receivables.

## Cloud and Network Services

| EUR million | Q1'25 | Q1'24 | YoY change | Constant currency and portfolio YoY change |
|---|---|---|---|---|
| Net sales | **567** | 546 | 4% | 8% |
| Gross profit | **260** | 215 | 21% | |
| Gross margin % | **45.9%** | 39.4% | 650bps | |
| Operating profit/(loss) | **14** | (37) | (138)% | |
| Operating margin % | **2.5%** | (6.8)% | 930bps | |
| Adjusted free cash flow | **191** | (23) | | |
| Net sales by region | | | | |
| Americas | **235** | 234 | 0% | 5% |
| APAC | **133** | 115 | 16% | 21% |
| EMEA | **200** | 197 | 2% | 4% |

Cloud and Network Services **net sales** increased 4% on a reported basis, and 8% on a constant currency and portfolio basis. The growth was mainly driven by strength in Core Networks. The difference between reported and constant currency and portfolio relates to a small impact from currency along with a 5 percentage point impact from the divestment of the Device Management and Services Management Platform businesses in early 2024.

From a regional perspective, Cloud and Network Services saw strong net sales growth in APAC, driven by India, as well as growth in both the Americas and EMEA regions.

**Gross margin** increased 650bps year-on-year which was driven by the top line growth and the margin expansion in both Core and Applications businesses.

Both **operating profit** and **operating margin** improved year-on-year, mainly reflecting the increased gross profit, as well as a slight decline in operating expenses.

**Adjusted free cash flow** in the first quarter was positive EUR 191 million mainly reflecting inflows from net working capital, related to a decrease in receivables.

24 April 2025 6

## Nokia Technologies

| EUR million | Q1'25 | Q1'24 | YoY change | Constant currency YoY change |
|---|---|---|---|---|
| Net sales | 369 | 757 | (51)% | (52)% |
| Gross profit | 369 | 757 | (51)% | |
| Gross margin % | 100.0% | 100.0% | 0bps | |
| Operating profit | 259 | 658 | (61)% | |
| Operating margin % | 70.2% | 86.9% | (1 670)bps | |
| Adjusted free cash flow | 142 | 482 | (71%) | |

Nokia Technologies **net sales** decreased 51% on a reported basis and 52% on a constant currency basis in the first quarter. The decline was due to more than EUR 400 million catch-up net sales recognized in the year-ago-quarter, partially offset by agreements signed during the last 12 months and catch-up net sales related to agreements signed in Q1 2025. Nokia Technologies continues to make good progress in expanding to new areas such as automotive, consumer electronics, IoT and multimedia.

Agreements signed in the quarter include Amazon and other smaller deals.

Nokia Technologies annual net sales run-rate has now increased to approximately EUR 1.4 billion in the first quarter despite a headwind from recent currency movements.

The decrease in **operating profit** primarily reflected the net sales decline and to a lesser extent higher operating expenses from continued R&D investments.

**Adjusted free cash flow** in the first quarter was EUR 142 million as Nokia received some prepayments in 2023 and 2024 in Nokia Technologies which impacted cash conversion in Q1 2025. It is expected to align more closely with operating profit through 2025 and onwards.

## Group Common and Other

| EUR million | Q1'25 | Q1'24 | YoY change | Constant currency YoY change |
|---|---|---|---|---|
| Net sales | 4 | 23 | (83)% | (83)% |
| Gross loss | (6) | (1) | | |
| Operating loss | (99) | (75) | | |
| Adjusted free cash flow | (102) | (163) | | |

Group Common and Other **net sales** declined 83% on both a reported and constant currency basis. This was due to reduced net sales from Radio Frequency Systems (RFS), mainly driven by the divested business carved out in earlier periods.

The decline in **operating result** was primarily driven by Nokia's venture fund investments, which reflected a loss of approximately EUR 30 million this quarter, impacted by unfavorable foreign exchange rate fluctuations, compared to no impact in Q1 2024.

**Adjusted free cash flow** in the first quarter was negative EUR 102 million, largely reflecting the operating result.

24 April 2025 7

## Net sales by region

| EUR million | Q1'25 | Q1'24 | YoY change | Constant currency and portfolio YoY change |
|---|---|---|---|---|
| **Americas** | **1 482** | **1 204** | **23%** | **18%** |
| Latin America | 163 | 173 | (6)% | (4)% |
| North America | 1 319 | 1 031 | 28% | 21% |
| **APAC** | **1 064** | **947** | **12%** | **12%** |
| Greater China | 198 | 243 | (19)% | (18)% |
| India | 464 | 265 | 75% | 73% |
| Rest of APAC | 402 | 439 | (8)% | (8)% |
| **EMEA** | **1 844** | **2 293** | **(20)%** | **(21)%** |
| Europe | 1 400 | 1 833 | (24)% | (25)% |
| Middle East & Africa | 444 | 460 | (3)% | (6)% |
| **Total** | **4 390** | **4 444** | **(1)%** | **(3)%** |

The table above provides net sales information for the group based on three geographical areas and their sub-regions. Reported changes are disclosed in the table above. The regional commentary below focuses on discussing on a constant currency and portfolio basis.

The net sales performance in the **Americas** was driven by increases in all of the networks businesses with particular strength in both Network Infrastructure and Mobile Networks. Within the Americas, North America saw strong growth in Optical Networks and IP Networks within Network Infrastructure, and double digit growth in Mobile Networks. The decline in Latin America was mainly driven by Network Infrastructure and Mobile Networks.

Net sales in **APAC** increased in the first quarter, driven by growth in all three networks businesses, particularly Network Infrastructure and Cloud and Network Services, as growth in India was somewhat offset by declines in Greater China and Rest of APAC.

**EMEA** net sales decreased in the first quarter, negatively impacted by challenging prior year comparison in Nokia Technologies (which is entirely reported in Europe). Excluding Nokia Technologies, EMEA net sales still declined, as growth in Network Infrastructure and Cloud and Network Services was more than offset by a decline in Mobile Networks. Within EMEA, Mobile Networks was the primary driver behind the net sales decline in both Europe and Middle East & Africa.

## Net sales by customer type

| EUR million | Q1'25 | Q1'24 | YoY change | Constant currency and portfolio YoY change |
|---|---|---|---|---|
| Communications service providers (CSP) | **3 421** | 3 224 | 6% | 3% |
| Enterprise | **597** | 443 | 35% | 27% |
| Licensees | **369** | 757 | (51)% | (52)% |
| Other[(1)] | **2** | 20 | (90)% | (90)% |
| **Total** | **4 390** | 4 444 | (1)% | (3)% |

(1) 2025 includes eliminations of inter-segment revenues and certain other items. 2024 includes net sales of Radio Frequency Systems (RFS), which was managed as a separate entity, and certain other items, such as eliminations of inter-segment revenues. RFS net sales also include revenue from enterprise customers and communications service providers.

The recovery in CSP spending continued in Q1 2025, which drove a net sales increase of 3% on a constant currency and portfolio basis, reflecting growth across all three networks businesses.

Enterprise net sales increased 27% on a constant currency and portfolio basis in Q1 2025, with strong growth with both hyperscale and other enterprise customers. This was particularly evident in Network Infrastructure, with Optical Networks benefiting from the Infinera acquisition and IP Networks benefiting from recent commercial momentum. Nokia continues to expand its presence in private wireless, now with 890 customers.

For a discussion on net sales to Licensees, please refer to the Nokia Technologies section of this report.

The decline in 'Other' net sales relates to a decrease in net sales in RFS, driven by the divested business carved out in earlier periods.

24 April 2025 8

Reconciliation of reported operating profit to comparable operating profit EUR million Q1'25 Q1'24 YoY change Reported operating (loss)/profit (48) 405 (112)% Amortization of acquired intangible assets 97 77 Restructuring and associated charges 64 104 Transaction and related costs, including integration costs 23 — Release of acquisition-related fair value adjustments to inventory 19 — Impairment and write-off of assets, net of reversals 1 14 Comparable operating profit 156 600 (74)% The comparable operating profit that Nokia discloses is intended to provide meaningful supplemental information to both management and investors regarding Nokia’s underlying business performance by excluding certain items of income and expenses that may not be indicative of Nokia’s business operating results. Comparable operating profit is used also in determining management remuneration. In Q1 2025, the main adjustments related to the amortization of acquired intangible assets which is primarily related to purchase price allocation of the Alcatel-Lucent and Infinera acquisitions, restructuring charges which are part of the on-going restructuring program and transaction and related costs associated with the Infinera acquisition. 24 April 2025 9

# Cash and cash flow in Q1 2025

**EUR billion**



Operating
Investing
Financing
4.85
0.37
(0.09)
0.70
(0.09)
0.01
(0.99)
(0.17)
0.02
0.01
(0.16)
(0.55)
(0.06)
(0.86)
2.99
Q4'24 net cash
Adjusted profit
Restructuring and associated
Net working capital (excluding restructuring)
Income taxes
Net interest
Infinera acquisition
Capital expenditures
Non-current financial investments
Sale of assets
Dividend
Acquisition of treasury shares
Lease payments
Other
Q1'25 net cash

| EUR million, at end of period | Q1'25 | Q4'24 | QoQ change |
|---|---|---|---|
| Total cash and interest-bearing financial investments | 7 157 | 8 741 | (18)% |
| Net cash and interest-bearing financial investments[(1)] | 2 988 | 4 854 | (38)% |

(1) Net cash and interest-bearing financial investments does not include lease liabilities. For details, please refer to the Alternative performance measures section in this report.

The cash flow descriptions below include cash flows from both continuing operations and discontinued operations.

### Free cash flow

During Q1 2025, Nokia's free cash flow was positive EUR 721 million, as comparable operating profit and cash inflows related to net working capital were somewhat offset by capital expenditures and restructuring.

### Net cash from operating activities

Net cash from operating activities was driven by:

- Nokia's adjusted profit of EUR 368 million.
- The cash inflow related to net working capital in the quarter was approximately EUR 610 million. This included approximately EUR 90 million cash outflow related to restructuring and associated items from the current and previous cost savings programs. The balance of EUR 700 million cash inflow can be broken down as follows:
  - The decrease in receivables was approximately EUR 620 million primarily driven by the seasonal decrease in accounts receivable. The balance sheet impact related to sale of receivables in the quarter reduced.
  - The increase in inventories was approximately EUR 30 million.
  - The increase in liabilities was approximately EUR 100 million mainly related to a decrease in accounts payable which was more than offset by an increase in contract liabilities and liabilities related to employee variable pay.
- An outflow related to cash taxes of approximately EUR 90 million.
- An inflow related to net interest of approximately EUR 10 million.

### Net cash from investing activities

- Net cash used in investing activities was due primarily to the outflows related to the acquisition of Infinera equity of approximately EUR 990 million (net of acquired cash) and capital expenditures of approximately EUR 170 million. These were somewhat offset by inflows related to other non-current financial investments of approximately EUR 20 million and inflows from the sale of assets of approximately EUR 10 million.

### Net cash from financing activities

- Net cash used in financing activities was related primarily to the acquisition of treasury shares of approximately EUR 550 million, dividend payments of approximately EUR 160 million, and lease payments of approximately EUR 50 million.

### Change in total cash and net cash

In Q1 2025, the approximately EUR 280 million difference between the change in total cash and net cash was primarily due to the net impact of the repayment of debt and the addition of Infinera bonds as part of the acquisition.

Foreign exchange rates had an approximately EUR 20 million positive impact on net cash.

### Infinera acquisition

The impact to our net cash position in the quarter related to the Infinera acquisition was approximately EUR 2.3 billion. This consisted of EUR 990 million cash payment (net of acquired cash), EUR 785 million related to Infinera convertible bonds and EUR 550 million related to the acquisition of treasury shares to offset the dilution from shares issued related to the deal.

24 April 2025 10

Sustainability Nokia’s sustainability strategy comprises five strategic focus areas: environment, industrial digitalization, security and privacy, bridging the digital divide and responsible business. Below is a recap of our key Q1 progress, highlighting how our strategic priorities have guided performance across these focus areas. Environment In 2024, Nokia announced its commitment to reducing its total global greenhouse gas (GHG) emissions to net zero by 2040 and we can now proudly share that Nokia’s net zero target has been validated by the Science Based Targets initiative (SBTi). This milestone reflects our strong record of transparent targets. Nokia is focused on improving energy efficiency across its entire product portfolio. At Mobile World Congress we announced new features for our Virtual Power Plant solution which helps mobile operators monetize backup batteries in the power reserve markets. We also showcased an app with Google running on Android devices that helps subscribers track and minimize their own carbon footprint, while reducing power consumed from the network. During the quarter we announced that Deutsches Forschungsnetz e.V. (DFN), the German National Research and Education Network, selected Nokia to modernize its IP core network accelerating scientific research with a higher bandwidth and increased network capacity. Nokia is providing DFN with an energy-efficient solution that offers up to 75% reduced power consumption and enhances network capacity from 100G to 400G, with potential for future expansion to 800G ensuring scalability to meet the growing demands of scientific research and collaboration. Acknowledging our environmental efforts, ABI Research recognized Nokia as the overall leader in its competitive ranking for Telco Scope 3 Emissions Management. This ranking assesses top telecom vendors based on their efforts, progress and long-term commitment in reducing Scope 3 emissions, the largest contributor to their carbon footprint. These emissions arise from upstream and downstream activities, including customer product usage and supplier operations. We are also proud to share that Nokia was recognized by Corporate Knights, a leading sustainability research organization, in its global rankings. Nokia secured a position in the Global 100 Most Sustainable Corporations in the World. In addition, Nokia was named to the Clean200 list, which highlights the world’s top publicly traded companies leading the way in clean energy solutions and the transition to a sustainable economy. Industrial digitalization Digitalization and enhanced connectivity are a critical part of the solution to decarbonizing and dematerializing physical industries that significantly contribute to global carbon emissions. TenneT, one of Europe’s leading offshore transmission systems operator, selected Nokia to provide the critical optical networking technology for eight new 2-gigawatt offshore wind platforms in the Dutch North Sea. These platforms will be crucial in Europe’s shift to renewable energy, linking offshore wind farms to onshore infrastructure and aiding the goal of climate neutrality by 2050. This partnership highlights how Nokia’s technology can enable the transition from fossil fuels to a cleaner, more secure energy supply. Hetzner, a European hosting provider, and Nokia partnered to upgrade the company’s data center and core network infrastructure. Hetzner gains the scalability, automation, and energy efficiency needed to meet growing demands while optimizing operational efficiency. Other data center modernization wins include DE-CIX and Maxis. In recent years, port terminal operators have been under growing pressure to increase productivity as the volume of shipping trade increases. Carrix, a marine terminal and rail yard operator, will deploy Nokia’s private wireless solution in key U.S. container terminals. The solution will provide reliable and secure connectivity for critical operations and also greater scalability enabling future digital innovations in the marine terminals industry. Security and privacy Security and privacy are the cornerstones of Nokia’s product proposition. Nokia and Honeywell Aerospace Technologies have announced a strategic partnership with Numana to advance Quantum-Safe Networks (QSN) in Montreal, Canada, and worldwide. This collaboration will accelerate the adoption of next-generation secure networking technologies for enterprises and service providers. Nokia and Fibrus have signed a five-year agreement to deploy the Nokia Deepfield solution across its growing network following a successful trial. This partnership will enhance Fibrus’ ability to protect its network from cyber threats like DDoS attacks and manage the increasing demand for high-quality broadband services. Bridging the digital divide We aim to bridge the digital divide and connect the unconnected through our broadband and innovative connectivity solutions. Nokia has a 2030 target for its Fiber-to-the-Home technology to connect 140 million new subscribers. This quarter, Nokia announced new deals with several customers including BerryComm, a regional internet service provider, to expand its fiber network in central Indiana with Nokia technology. By deploying Nokia's fiber solutions, BerryComm aims to deliver high-speed internet connectivity for thousands of homes and businesses. The challenge for many operators will be rolling out fiber to the next billion homes in rural or underserved areas. Those that can digitalize the fiber rollout process are more likely to see a better return. Nokia has thus launched Broadband Easy, an automated platform aimed at simplifying and accelerating fiber optic deployments. By automating processes like network design, project management, and deployment, Broadband Easy significantly reduces rollout complexity and time. The platform aims to help bridge the digital divide by ensuring faster, more reliable internet access globally. Responsible business We work to ensure that our business practices are aligned with our ethical responsibility values. Ethisphere, the leader in defining and advancing the standards of ethical business practices, named Nokia as one of the World's Most Ethical Companies®. We are proud to receive this recognition once again. Among the 136 honorees Nokia is one of two companies from the telecommunications industry and the only Finnish company recognized in 2025. 24 April 2025 11

Additional information Significant events January – March 2025 On 22 January 2025, Nokia announced that it had appointed Patrik Hammarén as President of Nokia Technologies and member of the Nokia Group Leadership Team. Hammarén joined Nokia in 2007 and has been acting President of Nokia Technologies since October 2024. Prior to this role, Patrik has held several senior positions in Nokia Technologies’ patent licensing business. On 10 February 2025, Nokia announced its President and CEO, Pekka Lundmark, will step down effective 31 March 2025. The Board of Directors has appointed Justin Hotard as the next President and CEO. He started in his new role on 1 April 2025. Mr. Hotard joined Nokia with more than 25 years of experience with global technology companies, driving innovation and technology leadership as well as delivering revenue growth. He last led the Data Center & AI Group at Intel. Mr. Lundmark will stay on as an advisor to Mr. Hotard until the end of the year to ensure a smooth transition. On 28 February 2025, Nokia completed the acquisition of Infinera Corporation (Infinera), pursuant to the definitive agreement announced on 27 June 2024. Infinera, the San Jose based global supplier of innovative open optical networking solutions and advanced optical semiconductors, has become part of the Nokia group effective as of the closing. The acquisition will significantly improve Nokia’s scale and profitability in optical networks, and accelerate Nokia’s growth strategy in data centers and strengthen its presence both in North America and with webscale customers. For more information on the acquisition of Infinera, refer to Note 3. Acquisitions in the Financial statements section of this report. Proposals by the Board of Directors to Nokia’s Annual General Meeting 2025 Nokia’s Annual General Meeting (AGM) will be held on Tuesday 29 April 2025 at 13:00 (EEST) at Finlandia Hall, Helsinki. Among others, the Board submits the following proposals to the AGM: ▪ The Board proposes to the AGM to be authorized to resolve in its discretion on the distribution of an aggregate maximum of EUR 0.14 per share as dividend from the retained earnings and/or as assets from the reserve for invested unrestricted equity. ▪ The Board further proposes to the AGM that the following current Board members be re-elected as members of the Board of Directors for a term until the close of the next AGM: Timo Ahopelto, Sari Baldauf, Elizabeth Crain, Thomas Dannenfeldt, Lisa Hook, Mike McNamara, Thomas Saueressig and Kai Öistämö. In addition, it is proposed that Pernille Erenbjerg, former Group CEO and President of TDC Group; and Timo Ihamuotila, CFO of ABB Ltd, be elected as new members of the Board of Directors for the same term. ▪ The Corporate Governance and Nomination Committee will propose in the assembly meeting of the new Board of Directors after the AGM that Sari Baldauf be re-elected as the Chair of the Board and Timo Ihamuotila be elected as the Vice Chair, subject to their election to the Board. ▪ The Board proposes to the AGM that the annual fees payable to Board members for a term ending at the close of the next AGM are kept at the current levels. ▪ On the recommendation of the Audit Committee, the Board proposes to the AGM that Deloitte Oy be re-elected as the auditor and the sustainability reporting assurer of the Company for the financial year 2026. ▪ The Board proposes that the AGM authorizes the Board to repurchase a maximum of 530 million Nokia shares and to issue a maximum of 530 million shares through issuance of shares or special rights entitling to shares in one or more issues. It is proposed that the authorizations be effective until 28 October 2026 and terminate the authorizations granted by the Annual General Meeting on 3 April 2024. 24 April 2025 12

Shares The total number of Nokia shares on 31 March 2025, equaled 5 605 850 345. On 31 March 2025, Nokia and its subsidiary companies held 225 018 945 Nokia shares, representing approximately 4.0% of the total number of Nokia shares and voting rights. Risk Factors Nokia and its businesses are exposed to a number of risks and uncertainties which include but are not limited to: ▪ Competitive intensity, which is expected to continue at a high level as some competitors seek to take share; ▪ Changes in customer network investments related to their ability to monetize the network; ▪ Our ability to ensure competitiveness of our product roadmaps and costs through additional R&D investments; ▪ Our ability to procure certain standard components and the costs thereof, such as semiconductors; ▪ Disturbance in the global supply chain; ▪ Impact of inflation, increased global macro-uncertainty, major currency fluctuations, changes in tariffs and higher interest rates; ▪ Potential economic impact and disruption of global pandemics; ▪ War or other geopolitical conflicts, disruptions and potential costs thereof; ▪ Other macroeconomic, industry and competitive developments; ▪ Timing and value of new, renewed and existing patent licensing agreements with licensees; ▪ Results in brand and technology licensing; costs to protect and enforce our intellectual property rights; on-going litigation with respect to licensing and regulatory landscape for patent licensing; ▪ The outcomes of on-going and potential disputes and litigation; ▪ Our ability to execute, complete, successfully integrate and realize the expected benefits from transactions; ▪ Timing of completions and acceptances of certain projects; ▪ Our product and regional mix; ▪ Uncertainty in forecasting income tax expenses and cash outflows, over the long-term, as they are also subject to possible changes due to business mix, the timing of patent licensing cash flow and changes in tax legislation, including potential tax reforms in various countries and OECD initiatives; ▪ Our ability to utilize our Finnish deferred tax assets and their recognition on our balance sheet; ▪ Our ability to meet our sustainability and other ESG targets, including our targets relating to greenhouse gas emissions; as well the risk factors specified under Forward-looking statements of this report, and our 2024 annual report on Form 20-F published on 13 March 2025 under Operating and financial review and prospects-Risk factors. Forward-looking statements Certain statements herein that are not historical facts are forward-looking statements. These forward-looking statements reflect Nokia's current expectations and views of future developments and include statements regarding: A) expectations, plans, benefits or outlook related to our strategies, projects, programs, product launches, growth management, licenses, sustainability and other ESG targets, operational key performance indicators and decisions on market exits; B) expectations, plans or benefits related to future performance of our businesses (including the expected impact, timing and duration of potential global pandemics, geopolitical conflicts and the general or regional macroeconomic conditions on our businesses, our supply chain, the timing of market changes or turning points in demand and our customers’ businesses) and any future dividends and other distributions of profit; C) expectations and targets regarding financial performance and results of operations, including market share, prices, net sales, income, margins, cash flows, cost savings, the timing of receivables, operating expenses, provisions, impairments, tariffs, taxes, currency exchange rates, hedging, investment funds, inflation, product cost reductions, competitiveness, value creation, revenue generation in any specific region, and licensing income and payments; D) ability to execute, expectations, plans or benefits related to transactions, investments and changes in organizational structure and operating model; E) impact on revenue with respect to litigation/renewal discussions; and F) any statements preceded by or including "anticipate", “continue”, “believe”, “envisage”, “expect”, “aim”, “will”, “target”, “may”, “would”, “could“, "see", “plan”, “ensure” or similar expressions. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause our actual results to differ materially from such statements. These statements are based on management’s best assumptions and beliefs in light of the information currently available to them. These forward-looking statements are only predictions based upon our current expectations and views of future events and developments and are subject to risks and uncertainties that are difficult to predict because they relate to events and depend on circumstances that will occur in the future. Factors, including risks and uncertainties that could cause these differences, include those risks and uncertainties identified in the Risk Factors above. 24 April 2025 13

# Financial statement information

## Consolidated income statement (condensed)

| | | Reported | | Comparable | |
|---|---|---|---|---|---|
| **EUR million** | **Note** | **Q1'25** | **Q1'24** | **Q1'25** | **Q1'24** |
| **Net sales** | 2, 5 | **4 390** | **4 444** | **4 390** | **4 444** |
| Cost of sales | | (2 566) | (2 233) | (2 533) | (2 198) |
| **Gross profit** | 2 | **1 824** | **2 210** | **1 857** | **2 246** |
| Research and development expenses | | (1 145) | (1 125) | (1 115) | (1 076) |
| Selling, general and administrative expenses | | (728) | (693) | (587) | (584) |
| Other operating income and expenses | | 1 | 12 | 1 | 14 |
| **Operating (loss)/profit** | 2 | **(48)** | **405** | **156** | **600** |
| Share of results of associates and joint ventures | | 1 | 1 | 1 | 1 |
| Financial income and expenses | | 11 | 57 | 60 | 48 |
| **(Loss)/profit before tax** | | **(36)** | **463** | **217** | **648** |
| Income tax expense | 7 | (23) | (12) | (64) | (136) |
| **(Loss)/profit from continuing operations** | | **(60)** | **451** | **153** | **512** |
| Profit/(loss) from discontinued operations | 4 | — | (13) | — | — |
| **(Loss)/profit for the period** | | **(60)** | **438** | **153** | **512** |
| **Attributable to** | | | | | |
| Equity holders of the parent | | (59) | 434 | 154 | 508 |
| Non-controlling interests | | — | 4 | — | 4 |
| | | | | | |
| **Earnings per share attributable to equity holders of the parent** | | | | | |
| **Basic earnings per share, EUR** | | | | | |
| Continuing operations | | (0.01) | 0.08 | 0.03 | 0.09 |
| Discontinued operations | | 0.00 | 0.00 | 0.00 | 0.00 |
| Profit for the period | | (0.01) | 0.08 | 0.03 | 0.09 |
| Average number of shares ('000 shares) | | 5 379 665 | 5 525 756 | 5 379 665 | 5 525 756 |
| | | | | | |
| **Diluted earnings per share, EUR** | | | | | |
| Continuing operations | | (0.01) | 0.08 | 0.03 | 0.09 |
| Discontinued operations | | 0.00 | 0.00 | 0.00 | 0.00 |
| Profit for the period | | (0.01) | 0.08 | 0.03 | 0.09 |
| Average number of shares ('000 shares) | | 5 379 665 | 5 564 089 | 5 486 582 | 5 564 089 |

The above condensed consolidated income statement should be read in conjunction with accompanying notes.

24 April 2025 14

Consolidated statement of comprehensive income (condensed) EUR million Reported Q1'25 Q1'24 (Loss)/profit for the period (60) 438 Other comprehensive income Items that will not be reclassified to profit or loss Remeasurements of defined benefit plans 85 128 Income tax related to items that will not be reclassified to profit or loss (24) (35) Total of items that will not be reclassified to profit or loss 61 93 Items that may be reclassified to profit or loss Translation differences (533) 177 Net investment hedges 42 (7) Cash flow and other hedges 33 20 Financial assets at fair value through other comprehensive income 6 8 Other changes, net (2) 4 Income tax related to items that may be reclassified subsequently to profit or loss (18) 3 Total of items that may be reclassified to profit or loss (472) 205 Other comprehensive (loss)/income, net of tax (411) 298 Total comprehensive (loss)/income for the period (471) 736 Attributable to: Equity holders of the parent (469) 732 Non-controlling interests (2) 4 Total comprehensive income/loss attributable to equity holders of the parent arises from: Continuing operations (469) 729 Discontinued operations — 3 The above condensed consolidated statement of comprehensive income should be read in conjunction with accompanying notes. 24 April 2025 15

## Consolidated statement of financial position (condensed)

| EUR million | Note | 31 March 2025 | 31 March 2024 | 31 December 2024 |
|---|---|---|---|---|
| **ASSETS** | | | | |
| Goodwill | | 6 417 | 5 589 | 5 736 |
| Other intangible assets | | 1 717 | 1 047 | 802 |
| Property, plant and equipment | | 1 563 | 1 910 | 1 362 |
| Right-of-use assets | | 790 | 881 | 758 |
| Investments in associated companies and joint ventures | | 116 | 93 | 124 |
| Non-current interest-bearing financial investments | 8 | 440 | 509 | 457 |
| Other non-current financial assets | 8 | 1 157 | 1 092 | 1 182 |
| Defined benefit pension assets | 6 | 6 865 | 6 450 | 6 932 |
| Deferred tax assets | 7 | 3 555 | 3 928 | 3 599 |
| Other non-current receivables | | 313 | 231 | 210 |
| **Total non-current assets** | | **22 933** | **21 731** | **21 162** |
| Inventories | | 2 579 | 2 686 | 2 163 |
| Trade receivables | 8 | 4 677 | 4 325 | 5 248 |
| Contract assets | | 698 | 953 | 694 |
| Current income tax assets | | 251 | 306 | 202 |
| Other current receivables | | 901 | 768 | 767 |
| Current interest-bearing financial investments | 8 | 1 174 | 1 837 | 1 661 |
| Other current financial and firm commitment assets | 8 | 505 | 428 | 629 |
| Cash and cash equivalents | 8 | 5 543 | 6 561 | 6 623 |
| **Total current assets** | | **16 328** | **17 864** | **17 987** |
| Assets held for sale | | — | 81 | — |
| **Total assets** | | **39 261** | **39 675** | **39 149** |
| **SHAREHOLDERS' EQUITY AND LIABILITIES** | | | | |
| Share capital | | 246 | 246 | 246 |
| Share premium | | 837 | 679 | 734 |
| Treasury shares | | (1 020) | (359) | (431) |
| Translation differences | | (235) | (70) | 263 |
| Fair value and other reserves | | 4 056 | 3 721 | 3 963 |
| Reserve for invested unrestricted equity | | 15 115 | 15 247 | 13 926 |
| Retained earnings | | 1 731 | 1 675 | 1 956 |
| **Total shareholders' equity** | | **20 730** | **21 138** | **20 657** |
| Non-controlling interests | | 89 | 95 | 90 |
| **Total equity** | | **20 819** | **21 234** | **20 747** |
| Long-term interest-bearing liabilities | 8, 9 | 2 287 | 3 124 | 2 918 |
| Long-term lease liabilities | | 688 | 773 | 664 |
| Defined benefit pension and post-employment liabilities | 6 | 2 051 | 2 200 | 2 083 |
| Deferred tax liabilities | | 600 | 741 | 562 |
| Contract liabilities | | 196 | 124 | 185 |
| Other non-current liabilities | | 110 | 105 | 117 |
| Provisions | 10 | 514 | 503 | 479 |
| **Total non-current liabilities** | | **6 446** | **7 570** | **7 008** |
| Short-term interest-bearing liabilities | 8, 9 | 1 882 | 646 | 969 |
| Short-term lease liabilities | | 208 | 213 | 199 |
| Other financial and firm commitment liabilities | 8 | 965 | 820 | 1 668 |
| Contract liabilities | | 1 591 | 2 351 | 1 506 |
| Current income tax liabilities | | 213 | 170 | 207 |
| Trade payables | 8 | 3 035 | 3 041 | 3 213 |
| Other current liabilities | 8 | 3 220 | 2 849 | 2 883 |
| Provisions | 10 | 882 | 783 | 749 |
| **Total current liabilities** | | **11 997** | **10 872** | **11 394** |
| **Total liabilities** | | **18 443** | **18 442** | **18 402** |
| **Total shareholders' equity and liabilities** | | **39 261** | **39 675** | **39 149** |
| Shareholders' equity per share, EUR | | 3.85 | 3.83 | 3.84 |
| Number of shares ('000 shares, excluding treasury shares) | | 5 380 831 | 5 522 844 | 5 373 149 |

The above condensed consolidated statement of financial position should be read in conjunction with accompanying notes

24 April 2025 16

Consolidated statement of cash flows (condensed) EUR million Q1'25 Q1'24 Cash flow from operating activities (Loss)/profit for the period (60) 438 Adjustments 428 354 Depreciation and amortization 264 261 Restructuring charges 56 82 Financial income and expenses (11) (51) Income tax expense 23 13 Other 96 49 Cash flows from operations before changes in net working capital 368 792 Change in net working capital 608 427 Decrease in receivables 621 765 (Increase)/decrease in inventories (29) 32 Increase/(decrease) in non-interest-bearing liabilities 16 (370) Cash flows from operations 976 1 219 Interest received 74 54 Interest paid (69) (84) Income taxes paid, net (91) (122) Net cash flows from operating activities 890 1 067 Cash flow from investing activities Purchase of property, plant and equipment and intangible assets (169) (112) Proceeds from sale of property, plant and equipment and intangible assets 5 25 Acquisition of businesses, net of cash acquired (986) — Purchase of interest-bearing financial investments (69) (398) Proceeds from interest-bearing financial investments 550 344 Purchase of other financial assets (13) (8) Proceeds from other financial assets 37 30 Other 12 19 Net cash flows used in investing activities (633) (100) Cash flow from financing activities Acquisition of treasury shares (546) (8) Proceeds from long-term borrowings 1 — Repayment of long-term borrowings (500) (375) Repayment of short-term borrowings (2) (36) Payment of principal portion of lease liabilities (54) (53) Dividends paid (161) (166) Net cash flows used in financing activities (1 262) (638) Translation differences (75) (2) Net (decrease)/increase in cash and cash equivalents (1 080) 327 Cash and cash equivalents at beginning of period 6 623 6 234 Cash and cash equivalents at end of period 5 543 6 561 Consolidated statement of cash flows combines cash flows from both the continuing and the discontinued operations. The above condensed consolidated statement of cash flows should be read in conjunction with accompanying notes. 24 April 2025 17

NOKIA

# Consolidated statement of changes in shareholders' equity (condensed)

| EUR million | Share capital | Share premium | Treasury shares | Translation differences | Fair value and other reserves | Reserve for invested unrestricted equity | Retained earnings | Total shareholders' equity | Non-controlling interests | Total equity |
|---|---|---|---|---|---|---|---|---|---|---|
| **1 January 2024** | **246** | **628** | **(352)** | **(249)** | **3 605** | **15 255** | **1 404** | **20 537** | **91** | **20 628** |
| Profit for the period | — | — | — | — | — | — | 434 | 434 | 4 | 438 |
| Other comprehensive income | — | — | — | 179 | 116 | — | 3 | 298 | — | 298 |
| **Total comprehensive income** | **—** | **—** | **—** | **179** | **116** | **—** | **437** | **732** | **4** | **736** |
| Share-based payments | — | 54 | — | — | — | — | — | 54 | — | 54 |
| Settlement of share-based payments | — | (3) | — | — | — | 2 | — | (1) | — | (1) |
| Acquisition of treasury shares[(1)] | — | — | (8) | — | — | (10) | — | (18) | — | (18) |
| Dividends | — | — | — | — | — | — | (166) | (166) | — | (166) |
| **Total transactions with owners** | **—** | **51** | **(8)** | **—** | **—** | **(8)** | **(166)** | **(131)** | **—** | **(131)** |
| **31 March 2024** | **246** | **679** | **(359)** | **(70)** | **3 721** | **15 247** | **1 675** | **21 138** | **95** | **21 234** |
| | | | | | | | | | | |
| **1 January 2025** | **246** | **734** | **(431)** | **263** | **3 963** | **13 926** | **1 956** | **20 657** | **90** | **20 747** |
| Loss for the period | — | — | — | — | — | — | (59) | (59) | — | (59) |
| Other comprehensive loss | — | — | — | (498) | 93 | — | (5) | (410) | (2) | (412) |
| **Total comprehensive loss** | **—** | **—** | **—** | **(498)** | **93** | **—** | **(64)** | **(469)** | **(2)** | **(471)** |
| Share-based payments | — | 70 | — | — | — | — | — | 70 | — | 70 |
| Settlement of share-based payments | — | (28) | — | — | — | 16 | — | (12) | — | (12) |
| Acquisition of treasury shares[(2)] | — | — | (589) | — | — | 589 | — | — | — | — |
| Acquisition through business combinations | — | 61 | — | — | — | 584 | — | 645 | 2 | 647 |
| Dividends | — | — | — | — | — | — | (161) | (161) | — | (161) |
| **Total transactions with owners** | **—** | **103** | **(589)** | **—** | **—** | **1 189** | **(161)** | **542** | **2** | **544** |
| **31 March 2025** | **246** | **837** | **(1 020)** | **(235)** | **4 056** | **15 115** | **1 731** | **20 730** | **89** | **20 819** |

(1) In January 2024, Nokia announced a share buyback program under which it acquired 157 646 220 shares for an aggregate amount of EUR 600 million during a period between 20 March and 21 November 2024. The purpose of the repurchases was to optimize Nokia's capital structure through the reduction of capital. The repurchased shares were canceled in December 2024.

(2) In November 2024, Nokia announced a new share buyback program to offset the dilutive effect of the acquisition of Infinera Corporation. Share purchases commenced on 25 November 2024 and by 31 March 2025 Nokia had acquired 143 051 153 shares for an aggregate amount of EUR 669 million. The program was completed on 2 April 2025 when Nokia had acquired 150 000 000 shares representing the maximum number of shares that could be repurchased under the program for an aggregate amount of EUR 703 million. The repurchased shares were canceled on 23 April 2025.
At 31 March 2025 Nokia has recorded a liability and a reduction of reserve for invested unrestricted equity of EUR 231 million to reflect Nokia's commitment under the agreement with a third-party broker conducting the share repurchases on Nokia's behalf. The liability and reduction of reserve for invested unrestricted equity were reversed upon completion of the program.

All repurchases are funded using funds in the reserve for invested unrestricted equity and the repurchases will reduce total unrestricted equity.

The above condensed consolidated statement of changes in shareholders' equity should be read in conjunction with accompanying notes.

24 April 2025 18

Notes to Financial statements 1. GENERAL INFORMATION This unaudited and condensed consolidated financial statement information of Nokia has been prepared in accordance with IAS 34, Interim Financial Reporting, and it should be read in conjunction with the annual consolidated financial statements for 2024 prepared in accordance with IFRS Accounting Standards as published by the IASB and as adopted by the EU. The same accounting policies, methods of computation and applications of judgment are followed in this financial statement information as was followed in the annual consolidated financial statements for 2024. Percentages and figures presented herein may include rounding differences and therefore may not add up precisely to the totals presented and may vary from previously published financial information. This financial report was authorized for issue by the Board of Directors on 24 April 2025. Net sales and operating profit of the Nokia group, particularly in Network Infrastructure, Mobile Networks and Cloud and Network Services segments, are subject to seasonal fluctuations being generally highest in the fourth quarter and lowest in the first quarter of the year. This is mainly due to the seasonality in the spending cycles of communications service providers. Acquisition of Infinera On 28 February 2025, Nokia completed the acquisition of Infinera Corporation (Infinera), pursuant to the definitive agreement announced on 27 June 2024. Infinera, the San Jose based global supplier of innovative open optical networking solutions and advanced optical semiconductors, has become part of the Nokia group effective as of the closing with Nokia holding 100% of its equity and voting rights. Refer to Note 3. Acquisitions for more information on the acquisition and its impact on Nokia’s financial position and performance. Nokia Shanghai Bell In 2017, Nokia and China Huaxin Post & Telecommunication Economy Development Center (China Huaxin) commenced operations of the joint venture Nokia Shanghai Bell (NSB). The contractual arrangement provided China Huaxin with the right to fully transfer its ownership interest in NSB to Nokia and Nokia with the right to purchase China Huaxin’s ownership interest in NSB in exchange for a future cash settlement. To reflect this, Nokia derecognized the non-controlling interest balance related to NSB and recognized a financial liability based on the estimated future cash settlement to acquire China Huaxin’s ownership interest. Any changes in the estimated future cash settlement are recorded in financial income and expense. In 2024, Nokia and China Huaxin together reviewed the future ownership structure of NSB. Following those discussions, in the fourth quarter of 2024, Nokia exercised its call option, outlined in NSB’s shareholders' agreement, to initiate the process to become the sole shareholder by purchasing China Huaxin's approximately 50% share in NSB. This will allow Nokia to simplify its ownership structure in China while Nokia remains committed to continue serving the local market. The execution of the call option is subject to completing required steps under NSB's shareholders' agreement. Comparable measures Nokia presents in these condensed consolidated financial statements financial information on both a reported and comparable basis. Comparable measures exclude intangible asset amortization and other purchase price fair value adjustments, goodwill impairments, restructuring related charges and certain other items affecting comparability. In order to allow full visibility on determining comparable results, information on items affecting comparability is presented separately for each of the components of profit or loss. As comparable financial measures are not defined in IFRS they may not be directly comparable with similarly titled measures used by other companies, including those in the same industry. The primary rationale for presenting these measures is that the management uses these measures in assessing the financial performance of Nokia and believes that these measures provide meaningful supplemental information on the underlying business performance of Nokia. These financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with IFRS. For further details on alternative performance measures used by Nokia and reconciliations to the closest IFRS-defined measures, refer to the Alternative performance measures section accompanying this consolidated financial statement information. 24 April 2025 19

# Foreign exchange rates

Nokia's net sales are derived from various countries and invoiced in various currencies. Therefore, our business and results from operations are exposed to changes in foreign exchange rates between the euro, our reporting currency, and other currencies, such as the US dollar, the Indian rupee and the Chinese yuan. To mitigate the impact of changes in exchange rates on our results, we hedge operative forecasted net foreign exchange exposures, typically within a 12-month horizon, and apply hedge accounting in the majority of cases.

The below table shows the exposure of Nokia's continuing and discontinued operations to different currencies for net sales and total costs.

| | Q1'25 | | Q1'24 | | Q4'24 | |
|---|---|---|---|---|---|---|
| | Net sales | Total costs | Net sales | Total costs | Net sales | Total costs |
| EUR | ~25% | ~30% | ~20% | ~35% | ~25% | ~30% |
| USD | ~55% | ~45% | ~60% | ~40% | ~55% | ~45% |
| INR | ~5% | ~5% | ~0% | ~5% | ~0% | ~5% |
| CNY | ~0% | ~5% | ~5% | ~5% | ~5% | ~5% |
| Other | ~15% | ~15% | ~15% | ~15% | ~15% | ~15% |
| Total | 100% | 100% | 100% | 100% | 100% | 100% |

End of Q1'25 balance sheet rate 1 EUR = 1.08 USD, end of Q1'24 balance sheet rate 1 EUR = 1.08 USD and end of Q4'24 balance sheet rate 1 EUR = 1.04 USD

# New and amended standards and interpretations

New standards and amendments to existing standards that became effective on 1 January 2025, did not have a material impact on Nokia's consolidated financial statements. New standards and amendments to existing standards issued by the IASB that are not yet effective are not expected to have a material impact on Nokia's consolidated financial statements when adopted, except for IFRS 18 Presentation and Disclosure in Financial Statements which was published in April 2024.

IFRS 18 sets out the requirements for presentation and disclosures in financial statements and it will replace IAS 1 Presentation of Financial Statements. The new standard is effective for annual reporting periods beginning on or after 1 January 2027, with earlier application permitted. IFRS 18 is yet to be endorsed by the EU. Nokia is assessing the impact of IFRS 18 on its consolidated financial statements but as it's not changing the recognition and measurement requirements it is not expected to have significant impact other than on the presentation of financial information.

# 2. SEGMENT INFORMATION

Nokia has four operating and reportable segments for the financial reporting purposes: (1) Network Infrastructure, (2) Mobile Networks, (3) Cloud and Network Services and (4) Nokia Technologies. Nokia also presents segment-level information for Group Common and Other. In addition, Nokia provides net sales disclosure for the following business divisions within the Network Infrastructure segment: (i) IP Networks, (ii) Optical Networks and (iii) Fixed Networks. For detailed segment descriptions, please refer to Note 2.2. Segment Information, in the annual consolidated financial statements for 2024.

Effective 1 January 2025, Nokia moved its Managed Services business into its Mobile Networks segment. The Managed Services business provides outsourced network management of multi-vendor RAN networks for operators and, since 2021, has been part of Cloud and Network Services segment. As the Cloud and Network Services segment is increasingly transitioning towards cloud-native software sales, 'as-a-service' product offerings and helping customers to monetize networks through API's, Nokia believes that Managed Services is more aligned and fits better with its Mobile Networks segment. Comparative financial information for Mobile Networks and Cloud and Networks Services segments has been recast accordingly.

On 28 February 2025, Nokia completed the acquisition of Infinera Corporation (Infinera), a San Jose based global supplier of innovative open optical networking solutions and advanced optical semiconductors. Nokia will report the acquired business as part of its Optical Networks business unit Network Infrastructure segment effective as of the closing. Refer to Note 3. Acquisition for more information.

Accounting policies of the segments are the same as those for the group, except that items affecting comparability are not allocated to the segments. For more information on comparable measures and items affecting comparability, refer to Note 1. General information, and to the Alternative Performance Measures section accompanying this consolidated financial statement information. Inter-segment revenues and transfers are accounted for as if the revenues were to third parties, that is, at current market prices.

| Q1'25<br>EUR million | Network Infrastructure[1] | Mobile Networks | Cloud and Network Services | Nokia Technologies | Group Common and Other | Eliminations and unallocated items | Nokia Group |
|---|---|---|---|---|---|---|---|
| **Net sales** | **1 722** | **1 729** | **567** | **369** | **4** | **(1)** | **4 390** |
| *of which to other segments* | — | 1 | — | — | — | (1) | — |
| **Gross profit/(loss)** | **699** | **535** | **260** | **369** | **(6)** | **(33)** | **1 824** |
| *Gross margin %* | *40.6%* | *30.9%* | *45.9%* | *100.0%* | *(150.0)%* | | *41.5%* |
| Research and development expenses | (345) | (527) | (138) | (73) | (31) | (30) | (1 145) |
| Selling, general and administrative expenses | (218) | (182) | (110) | (37) | (40) | (141) | (728) |
| Other operating income and expenses | — | 21 | 2 | (1) | (21) | — | 1 |
| **Operating profit/(loss)** | **135** | **(152)** | **14** | **259** | **(99)** | **(204)** | **(48)** |
| *Operating margin %* | *7.8%* | *(8.8)%* | *2.5%* | *70.2%* | *(2 475.0)%* | | *(1.1)%* |
| Share of results of associates and joint ventures | (1) | 2 | — | 1 | 0 | — | 1 |
| Financial income and expenses | | | | | | | 11 |
| **Loss before tax** | | | | | | | **(36)** |
| *Depreciation and amortization* | *(46)* | *(92)* | *(15)* | *(9)* | *(4)* | *(98)* | *(264)* |

(1) Includes IP Networks net sales of EUR 646 million, Optical Networks net sales of EUR 525 million and Fixed Networks net sales of EUR 551 million.

24 April 2025 20

| Q1'24<br>EUR million | Network Infrastructure[1] | Mobile Networks | Cloud and Network Services | Nokia Technologies | Group Common and Other | Eliminations and unallocated items | Nokia Group |
|---|---|---|---|---|---|---|---|
| **Net sales** | **1 439** | **1 682** | **546** | **757** | **23** | **(3)** | **4 444** |
| *of which to other segments* | — | 1 | — | — | 1 | (3) | — |
| **Gross profit/(loss)** | **587** | **688** | **215** | **757** | **(1)** | **(35)** | **2 210** |
| *Gross margin %* | *40.8%* | *40.9%* | *39.4%* | *100.0%* | *(4.3)%* | | *49.7%* |
| Research and development expenses | (301) | (544) | (140) | (61) | (30) | (49) | (1 125) |
| Selling, general and administrative expenses | (204) | (180) | (113) | (34) | (52) | (109) | (693) |
| Other operating income and expenses | 3 | 4 | 1 | (3) | 8 | (2) | 12 |
| **Operating profit/(loss)** | **85** | **(32)** | **(37)** | **658** | **(75)** | **(195)** | **405** |
| *Operating margin %* | *5.9%* | *(1.9)%* | *(6.8)%* | *86.9%* | *(326.1)%* | | *9.1%* |
| Share of results of associates and joint ventures | — | — | 1 | (1) | 0 | — | 1 |
| Financial income and expenses | | | | | | | 57 |
| **Profit before tax** | | | | | | | **463** |
| *Depreciation and amortization* | *(43)* | *(92)* | *(17)* | *(9)* | *(4)* | *(77)* | *(242)* |

(1) Includes IP Networks net sales of EUR 596 million, Optical Networks net sales of EUR 345 million and Fixed Networks net sales of EUR 498 million.

## Material reconciling items between the total segment operating profit and group operating profit

| EUR million | Q1'25 | Q1'24 |
|---|---|---|
| **Total segment operating profit** | **156** | **600** |
| Amortization of acquired intangible assets | (97) | (77) |
| Restructuring and associated charges | (64) | (104) |
| Transaction and related costs, including integration costs | (23) | — |
| Release of acquisition-related fair value adjustments to inventory | (19) | — |
| Impairment and write-off of assets, net of reversals | (1) | (14) |
| **Operating (loss)/profit for the group** | **(48)** | **405** |

# 3. ACQUISITIONS

## Acquisition of Infinera

On 28 February 2025, Nokia completed the acquisition of Infinera Corporation (Infinera), pursuant to the definitive agreement announced on 27 June 2024. Infinera, the San Jose based global supplier of innovative open optical networking solutions and advanced optical semiconductors, has become part of the Nokia group effective as of the closing with Nokia holding 100% of its equity and voting rights. The acquisition is expected to significantly improve Nokia's scale and profitability in optical networks, and accelerate Nokia's growth strategy in data centers and strengthen its presence both in North America and with hyperscalers. Nokia is reporting the acquired business as part of its Network Infrastructure segment.

## Purchase consideration

The purchase consideration transferred to the Infinera shareholders comprised cash and 127 434 986 Nokia shares in the form of American Depository Shares (ADSs). The fair value of Nokia shares issued was determined with reference to the closing price of Nokia ADSs in the New York Stock Exchange on 28 February 2025. The total purchase consideration also includes the fair value of the portion of Infinera's performance and restricted shares attributable to pre-combination services that were replaced with Nokia's share-based payment awards, as well as the fair value of Infinera's convertible senior notes as described below.

The acquisition resulted in a conversion event and a "make whole fundamental change" for Infinera's convertible senior notes in accordance with relevant bond indentures. The fair value of convertible notes is considered as part of the purchase consideration, and it is determined with regards to the pricing mechanism of the "make whole fundamental change" in accordance with the bond terms. The pricing formula includes a component that is dependent on the performance of Nokia ADSs 40 trading days after conversion notice from each individual bondholder. The fair value of convertible notes included in the purchase consideration was determined based on the closing price of Nokia ADSs in the New York Stock Exchange at the date of acquisition.

Conversion elections expired on 19 March 2025 with all bondholders surrendering their notes. Any changes in the fair value of convertible notes between the acquisition date and the subsequent settlement date is recognized as a gain or loss in the financial income and expenses in the consolidated income statement. In the first quarter of 2025, Nokia recognized EUR 29 million loss from the change in the fair value of the convertible notes between the acquisition date and the reporting date. The surrendered notes are expected to be settled in cash in May 2025.

| EUR million | 28 February 2025 |
|---|---|
| Cash | 1 066 |
| Infinera's convertible notes | 785 |
| Nokia shares issued | 584 |
| Portion of the replacement equity awards attributable to pre-combination service | 61 |
| **Total purchase consideration** | **2 496** |

24 April 2025 21

## Provisional estimate for the fair value of identifiable net assets acquired and goodwill

| EUR million | 28 February 2025 |
|---|---|
| **ASSETS** | |
| Intangible assets | 1 062 |
| Property plant and equipment | 263 |
| Deferred tax assets | 231 |
| Inventories | 444 |
| Trade receivables | 349 |
| Other assets | 185 |
| Cash and cash equivalents | 78 |
| **Provisional estimate for assets acquired** | **2 612** |
| **LIABILITIES** | |
| Deferred tax liabilities | 297 |
| Trade payables | 230 |
| Contract liabilities | 184 |
| Other liabilities | 277 |
| **Provisional estimate for liabilities assumed** | **988** |
| **Provisional estimate for net identifiable assets acquired** | **1 624** |
| Provisional goodwill | 872 |
| **Provisional estimate for net assets acquired** | **2 496** |

The purchase price allocation is based on an estimate of the fair value of the assets acquired and liabilities assumed, and is subject to revision when additional analyses are conducted and further information becomes available.

Provisional goodwill arising from the acquisition of Infinera amounts to EUR 872 million and is primarily attributable to the acquired workforce, as well as anticipated synergies and economies of scale. Goodwill is allocated in its entirety to the Network Infrastructure segment and is expected not to be deductible for income tax purposes.

## Provisional fair values of identifiable intangible assets acquired

| | Fair value | Amortization period |
|---|---|---|
| | EUR million | Years |
| Customer relationships | 613 | 12 |
| Technologies | 356 | 2-4 |
| Tradenames and other | 93 | 3-4 |
| **Total** | **1 062** | |

Acquisition-related costs amounted to EUR 40 million of which EUR 20 million is recorded in 2025. Acquisition-related costs are presented in selling, general and administrative expenses in the consolidated income statement, and in operating cash flows in the consolidated statement of cash flows.

From 28 February to 31 March 2025 the acquired business contributed net sales of EUR 143 million and an operating loss of EUR 31 million to the consolidated income statement. Nokia group net sales and operating loss in the first three months of 2025 would have been EUR 4 593 million and EUR 146 million, respectively, had the acquisition been completed on 1 January 2025. The information regarding the combined entity's net sales and operating loss as of the beginning of 2025 is for illustrative purposes only, and is calculated by using the subsidiary's results for January-February 2025 and adjusting them for the impacts of accounting policy alignment and release of purchase price allocation adjustments.

# 4. DISCONTINUED OPERATIONS

On 31 December 2024, Nokia completed the sale of its wholly owned subsidiary Alcatel Submarine Networks (ASN) to the French State. Nokia retained a 20% shareholding in ASN with board representation to ensure a smooth transition until targeted exit, at which point it is planned for the French State to acquire Nokia's remaining interest. Nokia accounts for its remaining interest in ASN as an investment in an associated company. The Submarine Networks business, which was previously reported as part of Network Infrastructure operating segment, is presented as a discontinued operation.

## Results of discontinued operations

| | Reported | |
|---|---|---|
| EUR million | Q1'25 | Q1'24 |
| **Net sales** | — | **223** |
| Expenses | — | (228) |
| **Operating loss** | — | **(5)** |
| Financial income and expenses | — | (7) |
| **Loss from discontinued operations before tax** | — | **(12)** |
| Income tax expense | — | (1) |
| **Loss from discontinued operations**[1] | — | **(13)** |

(1) Loss from discontinued operations is attributable to the equity holders of the parent in its entirety.

24 April 2025 22

## Cash flows from discontinued operations

| EUR million | Q1'25 | Q1'24 |
|---|---|---|
| Net cash flows from operating activities | — | 19 |
| Net cash flows used in investing activities | — | (9) |
| Net cash flows used in financing activities | — | (4) |
| **Net cash flow from discontinued operations** | **—** | **6** |

# 5. NET SALES

Management has determined that Nokia's geographic areas are considered as the primary determinants to depict how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors. Nokia's primary customer base consists of companies that operate on a country-specific or a regional basis. Although Nokia's technology cycle is similar around the world, different countries and regions are inherently in a different stage of that cycle, often influenced by macroeconomic conditions specific to those countries and regions. In addition to net sales to external customers by region, the chief operating decision maker reviews segment net sales by aggregated regions and net sales by customer type disclosed below.

Each reportable segment, as described in Note 2. Segment information, consists of customers that operate in all geographic areas. No reportable segment has a specific revenue concentration in any geographic area other than Nokia Technologies, which is included within Europe.

## Group net sales by region

| EUR million | Q1'25 | Q1'24 | YoY change |
|---|---|---|---|
| **Americas** | **1 482** | **1 204** | **23%** |
| Latin America | 163 | 173 | (6)% |
| North America | 1 319 | 1 031 | 28% |
| **APAC** | **1 064** | **947** | **12%** |
| Greater China | 198 | 243 | (19)% |
| India | 464 | 265 | 75% |
| Rest of APAC | 402 | 439 | (8)% |
| **EMEA** | **1 844** | **2 293** | **(20)%** |
| Europe | 1 400 | 1 833 | (24)% |
| Middle East & Africa | 444 | 460 | (3)% |
| **Total** | **4 390** | **4 444** | **(1)%** |

## Segment net sales by region

| EUR million | Q1'25 | Q1'24 | YoY change |
|---|---|---|---|
| **Network Infrastructure** | **1 722** | **1 439** | **20%** |
| Americas | 711 | 545 | 30% |
| APAC | 384 | 286 | 34% |
| EMEA | 627 | 608 | 3% |
| **Mobile Networks** | **1 729** | **1 682** | **3%** |
| Americas | 534 | 425 | 26% |
| APAC | 547 | 540 | 1% |
| EMEA | 648 | 718 | (10)% |
| **Cloud and Network Services** | **567** | **546** | **4%** |
| Americas | 235 | 234 | 0% |
| APAC | 133 | 115 | 16% |
| EMEA | 200 | 197 | 2% |
| **Nokia Technologies** | **369** | **757** | **(51)%** |
| **Group Common and Other**(1) | **3** | **20** | **(85)%** |
| **Total** | **4 390** | **4 444** | **(1)%** |

(1) Includes eliminations of inter-segment revenues.

## Net sales by customer type

| EUR million | Q1'25 | Q1'24 | YoY change |
|---|---|---|---|
| Communications service providers (CSP) | 3 421 | 3 224 | 6% |
| Enterprise | 597 | 443 | 35% |
| Licensees | 369 | 757 | (51)% |
| Other(1) | 2 | 20 | (90)% |
| **Total** | **4 390** | **4 444** | **(1)%** |

(1) In 2025 includes eliminations of inter-segment revenues and certain other items. In 2024 includes net sales of Radio Frequency Systems (RFS), which was managed as a separate entity, and certain other items, such as eliminations of inter-segment revenues. RFS net sales also include revenue from enterprise customers and communications service providers.

24 April 2025 23

# 6. PENSIONS AND OTHER POST-EMPLOYMENT BENEFITS

Nokia operates several post-employment plans in various countries including both defined contribution and defined benefit plans. Defined benefit plans include pension plans and other post-employment benefit plans, providing retirement healthcare benefits and life insurance coverage. Nokia remeasured 94% of its defined benefit obligations and 97% of the plan assets at 31 March 2025. Nokia's pension and other post-employment plans in the United States have been remeasured using updated valuations from an external actuary, and the main pension plans outside of the United States have been remeasured based on updated asset valuations and changes in the discount rates during the reporting period. The impact of not remeasuring other pension and post-employment obligations is considered not material. At 31 March 2025, the weighted average discount rates used in remeasurement of the most significant plans were as follows (comparatives at 31 December 2024): US Pension 5.1% (5.3%), US OPEB 5.1% (5.3%), Germany 3.7% (3.4%) and UK 5.9% (5.6%).

The funded status of Nokia's defined benefit plans (before the effect of the asset ceiling) increased from 131%, or EUR 4 934 million, at 31 December 2024 to 132% or EUR 4 898 million, at 31 March 2025. During the quarter the global defined benefit plan asset portfolio was invested approximately 72% in fixed income, 5% in equities and 23% in other asset classes, mainly private equity and real estate.

## Changes in pension and post-employment net asset/(liability)

| | 31 March 2025 | | | 31 March 2024 | | | 31 December 2024 | | |
|---|---|---|---|---|---|---|---|---|---|
| **EUR million** | **Pensions[1]** | **US OPEB** | **Total** | **Pensions[1]** | **US OPEB** | **Total** | **Pensions[1]** | **US OPEB** | **Total** |
| **Net asset/(liability) recognized 1 January** | **5 541** | **(692)** | **4 849** | **4 755** | **(796)** | **3 959** | **4 755** | **(796)** | **3 959** |
| Recognized in income statement | 31 | (9) | 22 | 11 | (9) | 2 | 55 | (37) | 18 |
| Recognized in other comprehensive income | 101 | (16) | 85 | 60 | 68 | 128 | 257 | 156 | 413 |
| Contributions and benefits paid | 54 | — | 54 | 72 | — | 72 | 145 | 3 | 148 |
| Exchange differences and other movements[2] | (221) | 25 | (196) | 110 | (21) | 89 | 329 | (18) | 311 |
| **Net asset/(liability) recognized at the end of the period** | **5 506** | **(692)** | **4 814** | **5 008** | **(758)** | **4 250** | **5 541** | **(692)** | **4 849** |

(1) Includes pensions, retirement indemnities and other post-employment plans.
(2) Includes Section 420 transfers, medicare subsidies and other transfers, including acquisition related EUR 7 million increase in net pension liability during the first quarter of 2025.

## Funded status

| EUR million | 31 March 2025 | 31 December 2024 | 30 September 2024 | 30 June 2024 | 31 March 2024 |
|---|---|---|---|---|---|
| Defined benefit obligation | (15 208) | (15 789) | (16 065) | (16 202) | (16 590) |
| Fair value of plan assets | 20 106 | 20 723 | 20 476 | 20 750 | 20 922 |
| **Funded status** | **4 898** | **4 934** | **4 411** | **4 548** | **4 332** |
| Effect of asset ceiling | (84) | (85) | (87) | (85) | (82) |
| **Net asset recognized at the end of the period** | **4 814** | **4 849** | **4 324** | **4 463** | **4 250** |

# 7. DEFERRED TAXES

Deferred tax assets are recognized to the extent it is probable that future taxable profit will be available against which the unused tax losses, unused tax credits and deductible temporary differences can be utilized in the relevant jurisdictions. At 31 March 2025, Nokia has recognized deferred tax assets of EUR 3.6 billion (EUR 3.6 billion at 31 December 2024).

In addition, at 31 March 2025, Nokia has unrecognized deferred tax assets of approximately EUR 6 billion (EUR 5 billion at 31 December 2024), the majority of which relate to France (approximately EUR 4 billion). These deferred tax assets have not been recognized due to uncertainty regarding their utilization. A significant portion of the French unrecognized deferred tax assets are indefinite in nature and available against future French tax liabilities, subject to a limitation of 50% of annual taxable profits.

Nokia continually evaluates the probability of utilizing its deferred tax assets and considers both positive and negative evidence in its assessment.

24 April 2025 24

## 8. FAIR VALUE OF FINANCIAL INSTRUMENTS

Financial assets and liabilities measured at fair value are categorized based on the availability of observable inputs used to measure their fair value. Three hierarchical levels are based on an increasing amount of judgment associated with the inputs used to derive fair valuation for these assets and liabilities, Level 1 being market values for exchange traded products, Level 2 being primarily based on publicly available market information and Level 3 requiring most management judgment. At the end of each reporting period, Nokia categorizes its financial assets and liabilities to the appropriate level of fair value hierarchy. Items for continuing operations carried at fair value in the following table are measured at fair value on a recurring basis. For more information about the valuation methods and principles, refer to Note 5.2. Financial assets and liabilities, and Note 5.3. Derivative and firm commitment assets and liabilities in the annual consolidated financial statements for 2024.

| | Carrying amounts | | | | | | Fair value |
|---|---|---|---|---|---|---|---|
| **31 March 2025** | **Amortized cost** | **Fair value through profit or loss** | | | **Fair value through other comprehensive income**[1] | | |
| **EUR million** | | **Level 1** | **Level 2** | **Level 3** | **Level 2** | **Total** | **Total** |
| Non-current interest-bearing financial investments | 440 | — | — | — | — | 440 | 450 |
| Investments in venture funds | — | — | — | 843 | — | 843 | 843 |
| Other non-current financial assets | 191 | — | 88 | — | 35 | 314 | 314 |
| Other current financial assets | 246 | 76 | — | — | 27 | 349 | 349 |
| Derivative assets | — | — | 156 | — | — | 156 | 156 |
| Trade receivables | — | — | — | — | 4 677 | 4 677 | 4 677 |
| Current interest-bearing financial investments | 455 | — | 719 | — | — | 1 174 | 1 173 |
| Cash and cash equivalents | 4 588 | — | 955 | — | — | 5 543 | 5 543 |
| **Total financial assets** | **5 920** | **76** | **1 918** | **843** | **4 739** | **13 496** | **13 505** |
| Long-term interest-bearing liabilities | 2 287 | — | — | — | — | 2 287 | 2 320 |
| Other long-term financial liabilities | 30 | — | — | 43 | — | 73 | 73 |
| Short-term interest-bearing liabilities | 1 100 | — | 782 | — | — | 1 882 | 1 882 |
| Other short-term financial liabilities | 340 | — | — | 479 | — | 819 | 819 |
| Derivative liabilities | — | — | 194 | — | — | 194 | 194 |
| Discounts without performance obligations | 490 | — | — | — | — | 490 | 490 |
| Trade payables | 3 035 | — | — | — | — | 3 035 | 3 035 |
| **Total financial liabilities** | **7 282** | **—** | **976** | **522** | **—** | **8 780** | **8 813** |

| | Carrying amounts | | | | | | Fair value |
|---|---|---|---|---|---|---|---|
| **31 December 2024** | **Amortized cost** | **Fair value through profit or loss** | | | **Fair value through other comprehensive income**[1] | | |
| **EUR million** | | **Level 1** | **Level 2** | **Level 3** | **Level 2** | **Total** | **Total** |
| Non-current interest-bearing financial investments | 457 | — | — | — | — | 457 | 466 |
| Investments in venture funds | — | — | — | 865 | — | 865 | 865 |
| Other non-current financial assets | 179 | — | 97 | — | 40 | 316 | 316 |
| Other current financial assets | 315 | 92 | — | — | 25 | 432 | 432 |
| Derivative assets | — | — | 197 | — | — | 197 | 197 |
| Trade receivables | — | — | — | — | 5 248 | 5 248 | 5 248 |
| Current interest-bearing financial investments | 486 | — | 1 175 | — | — | 1 661 | 1 661 |
| Cash and cash equivalents | 5 251 | — | 1 372 | — | — | 6 623 | 6 623 |
| **Total financial assets** | **6 688** | **92** | **2 841** | **865** | **5 313** | **15 799** | **15 808** |
| Long-term interest-bearing liabilities | 2 918 | — | — | — | — | 2 918 | 2 986 |
| Other long-term financial liabilities | 33 | — | — | 45 | — | 78 | 78 |
| Short-term interest-bearing liabilities | 969 | — | — | — | — | 969 | 969 |
| Other short-term financial liabilities | 883 | — | — | 488 | — | 1 371 | 1 371 |
| Derivative liabilities | — | — | 299 | — | — | 299 | 299 |
| Discounts without performance obligations | 380 | — | — | — | — | 380 | 380 |
| Trade payables | 3 213 | — | — | — | — | 3 213 | 3 213 |
| **Total financial liabilities** | **8 396** | **—** | **299** | **533** | **—** | **9 228** | **9 296** |

(1) No financial instruments measured at fair value through other comprehensive income are categorized in fair value hierarchy level 1 or level 3.

Lease liabilities are not included in the fair value of financial instruments.

Level 3 Financial assets include a large number of investments in unlisted equities and unlisted venture funds, including investments managed by NGP Capital specializing in growth-stage investing. The fair value of level 3 investments is determined using one or more valuation techniques with unobservable inputs, where the use of the market approach generally consists of using comparable market transactions, while the use of the income approach generally consists of calculating the net present value of expected future cash flows.

Level 3 Financial liabilities consist primarily of a conditional obligation to China Huaxin related to Nokia Shanghai Bell.

24 April 2025 25

Changes in level 3 financial assets and liabilities measured at fair value:

| EUR million | Financial Assets | Financial Liabilities |
|---|---|---|
| **1 January 2025** | **865** | **(533)** |
| Net (losses)/gains in income statement | (28) | 10 |
| Additions | 10 | — |
| Deductions | (4) | — |
| Other movements | — | 1 |
| **31 March 2025** | **843** | **(522)** |

The gains and losses from venture fund and similar investments categorized in level 3 are included in other operating income and expenses. The gains and losses from other level 3 financial assets and liabilities are recorded in financial income and expenses. A net loss of EUR 22 million related to level 3 financial instruments held at 31 March 2025 was included in the profit and loss during 2025 (net gain of EUR 17 million related to level 3 financial instruments held at 31 December 2024 during 2024).

## 9. INTEREST-BEARING LIABILITIES

| | | | | | Carrying amount (EUR million) | | |
|---|---|---|---|---|---|---|---|
| **Issuer/borrower** | **Instrument** | **Currency** | **Nominal (million)** | **Final maturity** | **31 March 2025** | **31 March 2024** | **31 December 2024** |
| Nokia Corporation | EIB R&D Loan | EUR | 500 | 2/2025 | — | 500 | 500 |
| Nokia Corporation | NIB R&D Loan | EUR | 83 | 5/2025 | 83 | 167 | 83 |
| Nokia Corporation | 2.375% Senior Notes | EUR | 292 | 5/2025 | 292 | 288 | 292 |
| Nokia Corporation | 2.00% Senior Notes | EUR | 630 | 3/2026 | 626 | 610 | 624 |
| Infinera Corporation | 2.50% Convertible Senior Notes[1] | USD | 194 | 3/2027 | 217 | — | — |
| Nokia Corporation | 4.375% Senior Notes | USD | 500 | 6/2027 | 449 | 433 | 458 |
| Nokia of America Corporation | 6.50% Senior Notes | USD | 74 | 1/2028 | 69 | 69 | 71 |
| Nokia Corporation | 3.125% Senior Notes | EUR | 500 | 5/2028 | 491 | 475 | 487 |
| Infinera Corporation | 3.75% Convertible Senior Notes[1] | USD | 474 | 8/2028 | 565 | — | — |
| Nokia of America Corporation | 6.45% Senior Notes | USD | 206 | 3/2029 | 191 | 191 | 199 |
| Nokia Corporation | 4.375% Sustainability-linked Senior Notes[2] | EUR | 500 | 8/2031 | 512 | 505 | 513 |
| Nokia Corporation | NIB R&D Loan[3] | EUR | 100 | 10/2032 | 100 | — | 100 |
| Nokia Corporation | 6.625% Senior Notes | USD | 500 | 5/2039 | 462 | 456 | 455 |
| Nokia Corporation and various subsidiaries | Other liabilities | | | | 112 | 76 | 105 |
| **Total** | | | | | **4 169** | **3 770** | **3 887** |

(1) On 28 February 2025, Nokia completed the acquisition of Infinera Corporation. Due to the acquisition, the bondholders may elect to surrender their holdings according to the "make-whole" terms and conditions which determine the conversion rates reflected in the fair value of the notes. All bondholders have elected to surrender their holdings, and the cash settlements are expected to take place in May 2025.

(2) The bond has a one-time redemption premium at maturity of EUR 4 million in case Nokia does not meet its commitment to reduce its greenhouse gas (GHG) emissions (in tCO2 e) across its value chain (Scope 1, 2, and 3) by 50% between 2019 and 2030. This target is one of Nokia's key sustainability targets and has been selected to be the Sustainability Performance Target in Nokia's Sustainable Finance Framework that enables the issuance of sustainability-linked financing instruments.

(3) In October 2024, Nokia signed a loan facility agreement of EUR 250 million with the Nordic Investment Bank (NIB) for financing research and development of 5G and 6G technology. As of 31 March 2025, EUR 100 million has been drawn from the facility and is repayable in two equal installments in 2031 and 2032. The availability period of the remaining loan facility of EUR 150 million ends in April 2025.

Nokia has committed Revolving Credit Facilities with nominal value of EUR 1412 million maturing in June 2026 and nominal value of EUR 500 million maturing in March 2027. For information about Nokia's uncommitted funding programs, refer to Note 5.4. Financial risk management in the annual consolidated financial statements for 2024. All borrowings and credit facilities are senior unsecured and have no financial covenants.

24 April 2025 26

# 10. PROVISIONS

| EUR million | Restructuring | Litigation and Environmental | Warranty | Material liability | Other[1] | Total |
|---|---|---|---|---|---|---|
| **At 1 January 2025** | **219** | **242** | **230** | **145** | **392** | **1 228** |
| Business combinations | — | — | 29 | 1 | 12 | 42 |
| Charged to income statement | | | | | | |
| *Additions*[2] | *56* | *31* | *186* | *31* | *28* | *332* |
| *Reversals* | *—* | *(1)* | *(23)* | *(32)* | *(17)* | *(73)* |
| Total charged/(credited) to income statement | 56 | 30 | 163 | (1) | 11 | 259 |
| Utilized during period[3] | (60) | (10) | (26) | (16) | (6) | (118) |
| Translation differences and other | — | (7) | — | (1) | (7) | (15) |
| **At 31 March 2025** | **215** | **255** | **396** | **128** | **402** | **1 396** |
| **Non-current** | **99** | **136** | **33** | **—** | **245** | **514** |
| **Current** | **116** | **119** | **363** | **128** | **155** | **882** |

(1) Other provisions include provisions for various obligations such as project losses, indirect tax provisions, divestment-related provisions, certain other employee-related provisions than restructuring provisions and asset retirement obligations.
(2) Additions to warranty provision are primarily due to a contract settlement related to a customer specific project that started in 2019.
(3) The utilization of restructuring provision includes items transferred to accrued expenses, of which EUR 68 million remained in accrued expenses at 31 March 2025.

# 11. COMMITMENTS, CONTINGENCIES AND LEGAL PROCEEDINGS

| EUR million | 31 March 2025 | 31 March 2024 | 31 December 2024 |
|---|---|---|---|
| **Contingent liabilities on behalf of group companies** | | | |
| Guarantees issued by financial institutions | | | |
| Commercial guarantees | 944 | 1 429 | 964 |
| Non-commercial guarantees | 511 | 523 | 498 |
| Corporate guarantees | | | |
| Commercial guarantees | 260 | 304 | 263 |
| Non-commercial guarantees | 31 | 33 | 33 |
| **Financing commitments** | | | |
| Customer finance commitments | 9 | 2 | 11 |
| Venture fund commitments | 284 | 384 | 306 |

The amounts in the table above represent the maximum principal amount of commitments and contingencies, and these amounts do not reflect management's expected outcomes.

## Litigations and proceedings

Significant changes to information about litigation and proceedings presented in Nokia's annual consolidated financial statements for 2024:

**Amazon**

In 2023, Nokia commenced patent infringement proceedings against Amazon in several countries in relation to patents covering video-related technologies implemented in Amazon's services and devices. In March 2025, Nokia announced it had signed a patent agreement with Amazon. The agreement resolves all pending patent litigation between the parties.

24 April 2025 27

Alternative performance measures Certain financial measures presented in this interim report are not measures of financial performance, financial position or cash flows defined in IFRS, and therefore may not be directly comparable with financial measures used by other companies, including those in the same industry. The primary rationale for presenting these measures is that the management uses these measures in assessing the financial performance of Nokia and believes that these measures provide meaningful supplemental information on the underlying business performance. These financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with IFRS. This section provides summarized information on the performance measures included in this interim report as well as reconciliations of the performance measures to the amounts presented in the financial statements. In the first quarter of 2025 Nokia introduced a new performance measure – constant currency and portfolio net sales growth – to complement information it provides on changes in its net sales on a reported and constant currency basis. This new measure provides information on net sales growth on a constant currency and portfolio basis i.e. after adjusting reported net sales for the effects of changes in foreign exchange rates, as well as for the impact of certain acquisitions and divestitures. Performance measure Definition Purpose Comparable measures Comparable measures exclude intangible asset amortization and other purchase price fair value adjustments, goodwill impairments, restructuring related charges, transaction and related costs, including integration costs, and certain other items affecting comparability. Reconciliation of reported and comparable consolidated statement of income is presented below. We believe that our comparable results provide meaningful supplemental information to both management and investors regarding Nokia’s underlying business performance by excluding certain items of income and expenses that may not be indicative of Nokia’s business operating results. Comparable operating profit is used also in determining management remuneration. Constant currency net sales growth / Net sales growth adjusted for currency fluctuations When net sales growth is reported on a constant currency basis / adjusted for currency fluctuations, the exchange rates used to translate amounts in local currencies to euro, our reporting currency, are the average actual periodic exchange rates for the comparative financial period. Therefore, the constant currency net sales growth / net sales growth adjusted for currency fluctuations exclude the effects of changes in exchange rates during the current period compared to euro. We provide additional information on net sales growth on a constant currency basis / adjusted for currency fluctuations in order to better reflect the underlying business performance. Constant currency and portfolio net sales growth When net sales growth is reported on a constant currency and portfolio basis, net sales in local currencies are translated to euro using the average exchange rates for the comparative financial period. Additionally, certain specific acquisitions or disposals are treated as if they had occurred at the beginning of the comparative financial period. As a result, constant currency and portfolio net sales growth excludes the effects of changes in exchange rates during the current period and is adjusted for the impact of portfolio changes by including net sales from certain specific acquisitions and excluding net sales from certain specific divestitures from the beginning of the comparative period. We provide additional information on net sales growth on a constant currency and portfolio basis in order to better reflect the underlying business performance when reported net sales have changed not only due to changes in foreign exchange rates but also as a result of acquisitions or disposals. Total cash and interest-bearing financial investments ("Total cash") Total cash and interest-bearing financial investments consist of cash and cash equivalents and current interest-bearing financial investments and non-current interest-bearing financial investments. Total cash and interest-bearing financial investments is used to indicate funds available to Nokia to run its current and invest in future business activities as well as provide return for security holders. Net cash and interest-bearing financial investments ("Net cash") Net cash and interest-bearing financial investments equals total cash and interest-bearing financial investments less long-term and short-term interest-bearing liabilities. Lease liabilities are not included in interest-bearing liabilities. Reconciliation of net cash and interest-bearing financial investments to the amounts in the consolidated statement of financial position is presented below. Net cash and interest-bearing financial investments is used to indicate Nokia's liquidity position after cash required to settle the interest-bearing liabilities. Free cash flow Net cash flows from operating activities – purchases of property, plant and equipment and intangible assets (capital expenditures). Free cash flow is the cash that Nokia generates after investments in property, plant and equipment and intangible assets, and we believe it provides meaningful supplemental information as it represents the cash available to service and repay interest-bearing financial liabilities, including lease liabilities, make investments to grow business and distribute funds to shareholders. It is a measure of cash generation, working capital efficiency and capital discipline of the business. Adjusted free cash flow Cash flows from operations – purchases of property, plant and equipment and intangible assets (capital expenditures). Adjusted free cash flow is an additional measure of cash generation, working capital efficiency and capital discipline used by management and investors to evaluate cash generation capacity of each of the business groups individually. Adjusted free cash flow is intended as a measure of business group performance and is calculated as the free cash flow but excluding interest received, interest paid, and income taxes paid, items that are related to the group structure and which cannot be allocated to the business groups in a meaningful way. This measure is not intended to be used to analyze the overall group performance. Capital expenditure Purchases of property, plant and equipment and intangible assets (excluding assets acquired under business combinations). We use capital expenditure to describe investments in profit generating activities in the future. Recurring/One-time measures Recurring measures, such as recurring net sales, are based on revenues that are likely to continue in the future. Recurring measures exclude e.g. the impact of catch-up net sales relating to prior periods. One-time measures, such as one-time net sales, reflect the revenues that are not likely to continue in the future. We use recurring/one-time measures to improve comparability between financial periods. Adjusted profit/(loss) Adjusted profit/(loss) equals the cash from operations before changes in net working capital subtotal in the consolidated statement of cash flows. We use adjusted profit/(loss) to provide a structured presentation when describing the cash flows. Restructuring and associated charges, liabilities and cash outflows Charges, liabilities and cash outflows related to activities that either meet the strict definition of restructuring under IFRS or are closely associated with such activities. We use restructuring and associated charges, liabilities and cash outflows to measure the progress of our integration and transformation activities. 24 April 2025 28

## Comparable to reported reconciliation

### Q1'25

| EUR million | Cost of sales | Research and development expenses | Selling, general and administrative expenses | Other operating income and expenses | Operating profit/ (loss) | Share of results of associates and joint ventures | Financial income and expenses | Income tax expense | Profit/(loss) from continuing operations |
|---|---|---|---|---|---|---|---|---|---|
| **Comparable** | **(2 533)** | **(1 115)** | **(587)** | **1** | **156** | **1** | **60** | **(64)** | **153** |
| Amortization of acquired intangible assets | (1) | (6) | (90) | — | **(97)** | — | — | 23 | **(74)** |
| Restructuring and associated charges | (13) | (23) | (28) | — | **(64)** | — | — | 13 | **(51)** |
| Transaction and related costs, including integration costs | — | (1) | (22) | — | **(23)** | — | — | — | **(23)** |
| Release of acquisition-related fair value adjustments to inventory | (19) | — | — | — | **(19)** | — | — | 5 | **(15)** |
| Impairment and write-off of assets, net of reversals | — | — | (1) | — | **(1)** | — | — | — | **(1)** |
| Change in fair value of Infinera convertible notes | — | — | — | — | **—** | — | (29) | — | **(29)** |
| Fair value changes of current equity investments | — | — | — | — | **—** | — | (13) | — | **(13)** |
| Change in financial liability to acquire NSB non-controlling interest | — | — | — | — | **—** | — | (7) | — | **(7)** |
| Items affecting comparability | (33) | (30) | (141) | — | **(204)** | — | (49) | 41 | **(213)** |
| **Reported** | **(2 566)** | **(1 145)** | **(728)** | **1** | **(48)** | **1** | **11** | **(23)** | **(60)** |

### Q1'24

| EUR million | Cost of sales | Research and development expenses | Selling, general and administrative expenses | Other operating income and expenses | Operating profit | Share of results of associates and joint ventures | Financial income and expenses | Income tax expense | Profit from continuing operations |
|---|---|---|---|---|---|---|---|---|---|
| **Comparable** | **(2 198)** | **(1 076)** | **(584)** | **14** | **600** | **1** | **48** | **(136)** | **512** |
| Restructuring and associated charges | (31) | (36) | (35) | (2) | **(104)** | — | — | 20 | **(83)** |
| Amortization of acquired intangible assets | — | (5) | (73) | — | **(77)** | — | — | 18 | **(59)** |
| Impairment and write-off of assets, net of reversals | (4) | (8) | (2) | — | **(14)** | — | — | 3 | **(11)** |
| Change in financial liability to acquire NSB non-controlling interest | — | — | — | — | **—** | — | 10 | — | **10** |
| Changes in the recognition of deferred tax assets | — | — | — | — | **—** | — | — | 83 | **83** |
| Items affecting comparability | (35) | (49) | (109) | (2) | **(195)** | — | 10 | 124 | **(61)** |
| **Reported** | **(2 233)** | **(1 125)** | **(693)** | **12** | **405** | **1** | **57** | **(12)** | **451** |

## Reconciliation of constant currency and portfolio net sales growth to reported net sales growth

Below tables show the reconciliation between constant currency net sales growth and reported net sales growth for Q1'25 on Q1'24. Portfolio changes include the acquisition of Infinera which was completed in Q1'25 and divestment of Device Management and Service Management Platform businesses which was closed in Q2'24.

**Net sales growth by segment**

| | Constant currency and portfolio YoY change | Foreign exchange impact | Portfolio changes | YoY change |
|---|---|---|---|---|
| Nokia Group | (3)% | 1% | 1% | (1)% |
| Network Infrastructure | 11% | 1% | 8% | 20% |
| IP Networks | 7% | 1% | 0% | 8% |
| Optical Networks | 15% | 2% | 35% | 52% |
| Fixed Networks | 9% | 2% | 0% | 11% |
| Mobile Networks | 2% | 1% | 0% | 3% |
| Cloud and Network Services | 8% | 1% | (5)% | 4% |
| Nokia Technologies | (52)% | 1% | 0% | (51)% |
| Group Common and Other | (83)% | 0% | 0% | (83)% |

24 April 2025 29

NOKIA

### Group net sales growth by region

| | Constant currency and portfolio YoY change | Foreign exchange impact | Portfolio changes | YoY change |
|---|---|---|---|---|
| **Americas** | **18%** | **2%** | **3%** | **23%** |
| Latin America | (4)% | (3)% | 1% | (6)% |
| North America | 21% | 2% | 5% | 28% |
| **APAC** | **12%** | **0%** | **0%** | **12%** |
| Greater China | (18)% | 0% | (1)% | (19)% |
| India | 73% | 2% | 0% | 75% |
| Rest of APAC | (8)% | 0% | 0% | (8)% |
| **EMEA** | **(21)%** | **1%** | **0%** | **(20)%** |
| Europe | (25)% | 0% | 1% | (24)% |
| Middle East & Africa | (6)% | 2% | 1% | (3)% |

### Segment net sales growth by region

| | Constant currency and portfolio YoY change | Foreign exchange impact | Portfolio changes | YoY change |
|---|---|---|---|---|
| **Network Infrastructure** | | | | |
| Americas | 18% | 2% | 10% | 30% |
| APAC | 29% | 2% | 3% | 34% |
| EMEA | (5)% | 1% | 7% | 3% |
| **Mobile Networks** | | | | |
| Americas | 24% | 2% | 0% | 26% |
| APAC | 1% | 0% | 0% | 1% |
| EMEA | (10)% | 1% | (1)% | (10)% |
| **Cloud and Network Services** | | | | |
| Americas | 5% | 2% | (7)% | 0% |
| APAC | 21% | (1)% | (4)% | 16% |
| EMEA | 4% | 1% | (3)% | 2% |

### Net sales growth by customer type

| | Constant currency and portfolio YoY change | Foreign exchange impact | Portfolio changes | Reported YoY change |
|---|---|---|---|---|
| Communications service providers (CSP) | 3% | 1% | 2% | 6% |
| Enterprise | 27% | 1% | 7% | 35% |
| Licensees | (52)% | 0% | 1% | (51)% |
| Other(1) | (90)% | 0% | 0% | (90)% |

(1) In 2025 includes eliminations of inter-segment revenues and certain other items. In 2024 includes net sales of Radio Frequency Systems (RFS), which was managed as a separate entity, and certain other items, such as eliminations of inter-segment revenues. RFS net sales also include revenue from enterprise customers and communications service providers.

## Net cash and interest-bearing financial investments

| EUR million | 31 March 2025 | 31 December 2024 | 30 September 2024 | 30 June 2024 | 31 March 2024 |
|---|---|---|---|---|---|
| Non-current interest-bearing financial investments | 440 | 457 | 441 | 438 | 509 |
| Current interest-bearing financial investments | 1 174 | 1 661 | 1 714 | 1 863 | 1 837 |
| Cash and cash equivalents | 5 543 | 6 623 | 7 043 | 6 853 | 6 561 |
| Total cash and interest-bearing financial investments | 7 157 | 8 741 | 9 198 | 9 154 | 8 907 |
| Long-term interest-bearing liabilities(1) | 2 287 | 2 918 | 2 785 | 2 747 | 3 124 |
| Short-term interest-bearing liabilities(1) | 1 882 | 969 | 953 | 932 | 646 |
| Total interest-bearing liabilities | 4 169 | 3 887 | 3 738 | 3 679 | 3 770 |
| **Net cash and interest-bearing financial investments** | **2 988** | **4 854** | **5 460** | **5 475** | **5 137** |

(1) Lease liabilities are not included in interest-bearing liabilities.

## Free cash flow

| EUR million | Q1'25 | Q1'24 |
|---|---|---|
| Net cash flows from operating activities | 890 | 1 067 |
| Purchase of property, plant and equipment and intangible assets | (169) | (112) |
| **Free cash flow** | **721** | **955** |

24 April 2025

30

# Adjusted free cash flow

| EUR million | Q1'25 | Q1'24 |
|---|---|---|
| Network Infrastructure - Continuing operations | 222 | 91 |
| Network Infrastructure - Discontinued operations[1] | — | 14 |
| Mobile Networks | 354 | 706 |
| Cloud and Network Services | 191 | (23) |
| Nokia Technologies | 142 | 482 |
| Group Common and Other[2] | (102) | (163) |
| **Adjusted free cash flow** | **807** | **1 107** |

(1) Q1'24 comprises Submarine Networks business.

(2) Q1'25 consists mainly of cash flows from operations related to corporate-level and centrally managed activities. Q1'24 consists mainly of cash flows from operations related to corporate-level and centrally managed activities and to Radio Frequency Systems.

### Reconciliation of the adjusted free cash flow to group free cash flow

| EUR million | Q1'25 | Q1'24 |
|---|---|---|
| Cash flows from operations | 976 | 1 219 |
| Purchase of property, plant and equipment and intangible assets | (169) | (112) |
| **Adjusted free cash flow** | **807** | **1 107** |
| Interest received | 74 | 54 |
| Interest paid | (69) | (84) |
| Income taxes paid, net | (91) | (122) |
| **Free cash flow** | **721** | **955** |

### Mobile Networks and Cloud and Networks Services segments' recast adjusted free cash flow

Nokia moved its Managed Services business, which provides outsourced network management of multi-vendor RAN networks for operators, from the Cloud and Network Services segment into the Mobile Networks segment effective 1 January 2025. The below table provides recast comparative information for Mobile Networks and Cloud and Network Services segments' adjusted free cash flow for each quarter and full year 2024.

| EUR million | Q1'24 | Q2'24 | Q3'24 | Q4'24 | Q1-Q4'24 |
|---|---|---|---|---|---|
| Mobile Networks | 706 | 672 | 396 | (239) | 1 535 |
| Cloud and Network Services | (23) | 27 | 59 | (50) | 13 |

24 April 2025 31

This financial report was approved by the Board of Directors on 24 April 2025. Media and Investor Contacts: Communications, tel. +358 10 448 4900 email: press.services@nokia.com Investor Relations, tel. +358 931 580 507 email: investor.relations@nokia.com • Nokia's Annual General Meeting 2025 is planned to be held on 29 April 2025. • Nokia plans to publish its second quarter and half year 2025 results on 24 July 2025. • Nokia plans to publish its third quarter and January-September 2025 results on 23 October 2025. 24 April 2025 32

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 24, 2025	Nokia Corporation

By:	/s/ Johanna Mandelin
Name:	Johanna Mandelin
Title:	Vice President, Corporate Legal